MIRGOR

RECEIVED
2007 JUL -2 P 12:26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Buenos Aires, June 25, 2007

07024846

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Special Counsel, Office of International Corporation Finance

SUPPL

Mirgor S.A.C.I.F.I.A.
Re: Rule 12g3-2(b) File N1 82-3941

Dear Sir or Madam:

On behalf of Mirgor S.A.C.I.F.I.A., enclosed please find one copy of the financial statements of Mirgor S.A.C.I.F.I.A. as of and for the three month period of the fiscal year N° 37, ended on March 31, 2007, together with an English translation thereof. The enclosed information is being furnished to the Securities and Exchange Commission (the Commission) pursuant to the exemption from the Securities Exchange Act of 1934 (the Exchange Act) afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Mirgor S.A.C.I.F.I.A. is subject to the Exchange Act.

Very truly yours,

PROCESSED
JUL 05 2007
THOMSON
FINANCIAL

Dr. Mauricio Blacher
Chief Financial Manager

Guayaquil 4301 (B1766FJI) La Tablada - Buenos Aires - Argentina - Tel: (54-11) 6394-2800 - Fax: (54-11) 6394-2899
Planta: Einstein 1111 (9420) Río Grande - Tierra del Fuego - Tel.: 02964-432610

United States Securities and Exchange Commission
(U.S. "SEC") FILE N° 82-3941

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria

Financial Statements for the period beginning January 1, 2007 and ended March 31, 2007, presented jointly with the Limited Review report and the Statutory Audit Committee's Report
(Translation into English originally issued in Spanish)

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

LIMITED REVIEW REPORT ON INTERIM FINANCIAL STATEMENTS

To the Chairman and Directors of
MIRGOR S.A.C.I.F.I.A.
(C.U.I.T. (Argentine taxpayer identification number): 30-57803607-1)

1. We have performed a limited review of the balance sheet of MIRGOR S.A.C.I.F.I.A. as of March 31, 2007, and the related statements of income, changes in shareholders' equity, and cash flows for the three-month period then ended. We also performed a limited review of the accompanying consolidated balance sheet of MIRGOR S.A.C.I.F.I.A. and its subsidiaries as of March 31, 2007, and the related consolidated statements of income and cash flows for the three-month period then ended, which are disclosed as supplementary information. Such financial statements are the responsibility of the Company's Management.

2. Except as stated in paragraph (3), our review was performed in accordance with F.A.C.P.C.E. (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 7 applicable to the limited review of interim financial statements. Under such standards, a limited review consists primarily in applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3. We did not perform any limited review of the financial statements of subsidiary Capdo S.A. as of March 31, 2007, which are used to value the equity interest in such company by the equity method and included in the consolidated financial statements of MIRGOR S.A.C.I.F.I.A. with its subsidiaries as of that date. As of March 31, 2007, this equity interest represented 3.7% of the total assets of MIRGOR S.A.C.I.F.I.A., 1.0% of the total income as of such date of MIRGOR S.A.C.I.F.I.A, and 3.2% of the consolidated assets of MIRGOR S.A.C.I.F.I.A. and its subsidiaries.

4. As of March 31, 2007, the Company and its subsidiaries booked noncurrent minimum presumed income tax and value-added tax credits amounting to ARS 6,417,075, the recoverability of which depends on the companies' possibility of carrying enough taxable income to absorb them. As of the date of issuance of this report, it is not possible to estimate the recoverable amount of such credits.

5. Based on our review, except for the effect of adjustments, if any, that might have been required, if our work scope limitation described in paragraph (3) had not taken place, we have not become aware of any significant change that should be made to the financial statements mentioned in paragraph (1) for them to be presented in conformity with professional accounting standards effective in the City of Buenos Aires, Argentina, and the applicable provisions of Argentine Business Associations Law and CNV (Argentine securities commission) regulations. This representation should be read considering the uncertainties described above in paragraph (4), the resolution of which may not be determined as of the date of this report.

6. Regarding the balance sheet of MIRGOR S.A.C.I.F.I.A. and of MIRGOR S.A.C.I.F.I.A. and its subsidiaries as of December 31, 2006, and the statements of income, changes in shareholders' equity, and cash flows of MIRGOR S.A.C.I.F.I.A. and MIRGOR S.A.C.I.F.I.A. and its subsidiary for the three-month period ended March 31, 2006, presented for comparative purposes, we report that:

a) On March 09, 2007, we issued an auditors' report on the financial statements of MIRGOR S.A.C.I.F.I.A. and of MIRGOR S.A.C.I.F.I.A. and its subsidiaries as of December 31, 2006, which included qualifications for (a) a scope limitation related to the investment in the affiliate Capdo S.A and (b) an unresolved uncertainty related to the recoverability of certain tax credits amounting to ARS 6,079,408. We have not audited any financial statements as of any date for any period subsequent to December 31, 2006.

b) On May 11, 2006, we issued a limited review report on the financial statements of MIRGOR S.A.C.I.F.I.A. and of MIRGOR S.A.C.I.F.I.A. and its subsidiary for the three-month period ended March 31, 2006, which included a qualification for unresolved uncertainty regarding the recoverability of certain tax credits amounting to ARS 5,998,669.

7. In compliance with current legal requirements, we further report that:

a) The financial statements mentioned in paragraph (1) have been transcribed into the Inventory and Financial Statements book.

b) Except as mentioned in note 9 to the accompanying financial statements, the financial statements of MIRGOR S.A.C.I.F.I.A. result from books kept, in all formal respects, pursuant to current regulations

The information included in points 2, 3 and 5 of the "Summary of events for the three-month period ended March 31, 2007", filed by the Company to meet CNV and BCBA regulations, results from the accompanying financial statements as of March 31, 2007, and as of March 31, 2006, 2005, 2004 and 2003, (the latter of which after being restated in constant pesos through February 28, 2003, as detailed in note 1(b) to the stand-alone financial statements attached hereto), not included in the document attached hereto, on which we have issued our limited review reports dated May 11, 2006, May 11, 2005, May 11, 2004 and May 19, 2003, respectively, to which we refer and are to be read jointly with this report.

c) As of March 31, 2007, liabilities accrued in employer and employee contributions to the Integrated Pension Fund System resulting from the Company's accounting books amount to ARS 222,695, none of which was due and payable as of that date.

Buenos Aires,
May 11, 2007

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol.1 - Fo. 13

KARÉN GRIGORIAN
(Partner)
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. - Vol. 175 Fo. 031

BOARD OF DIRECTORS

MIRGOR S.A.C.I.F.I.A.

CHAIRMAN

Lic. Roberto G. Vazquez (*)

VICE-CHAIRMAN

Dr. José Luis Caputo

DIRECTORS

Ing. Jorge Antonio Caputo
Sr. José Fara (*)
Ing. Alejandro Carrera (*)

ALTERNATE DIRECTORS

Dr. Diego García Villanueva
Dr. Mauricio Blacher
Dr. Fabio Rozemblun
Lic. Martín Basaldúa
Dr. Eduardo Garcia Terán

STATUTORY AUDIT COMMITTEE

Statutory Auditors

Dr. Julio Cueto Rua
Dr. Mario Volman
Dr. Andrés Mercau Saavedra

Alternate Statutory Auditors

Dra.Maria Andrea Rabal
Dr. Hugo Kaplan
Dra. Maria Eugenia Ramirez

(*) Audit Committee members.

Translation into English – originally issued in Spanish

United States Securities and Exchange Commission
(U.S. "SEC") FILE N° 82-3941

Registered office: Einstein 1111 – Río Grande – Tierra del Fuego.
Main business: Manufacturing air conditioning equipment for vehicles.
Date of registration with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the last amendment to by-laws: August 12, 2004.

Expiration date of the articles of incorporation: May 31, 2070.

FISCAL YEAR No. 37 BEGINNING January 01, 2007

SUMMARY OF EVENTS (*)

FOR THE PERIOD ENDED MARCH 31, 2007

(Figures stated in Argentine pesos - Note 1.2)

1. BRIEF COMMENT ON THE COMPANY'S ACTIVITIES FOR THE PERIOD

The growth trend seen through the end of 2007, was kept during the first quarter of the year.

Despite a series of not altogether favorable political news and an atmosphere deeply related to the year's elections, consumers' trust remained stable.

The price and relative price struggle situation affecting a significant sector of our economy is still a concern. In this regard, major concerns are the salaries and the threshold set for 2007 negotiations. Many nominal values which appear as agreements on salary increases are actually overcome by other factors that modify the guidelines published.

During this term the Company's sales volumes were consistent with the growth seen in auto production.

Increases were also seen in residential air quality and temperature control, although the percentages were lower than those of the auto industry.

Although good results were expected for domestic sales of vehicles, performance during the first months of the year was surprising.

There were certain increases in automobile prices after the struggles between the terminals and the Domestic Trade Secretary.

The most important news in Mirgor's business was the launch of Citroen C4 in April.

Additionally, the Company successfully negotiated with Daimler Chrysler to supply its new project in Argentina. The Company is working towards the launch and the first deliveries are expected to occur during the year.

Auto production in the first quarter grew by 26.5% and it was announced that production will exceed the 500,000 units included in Mirgor's projections.

The local market remains increasing the absorption of locally produced cars thanks to the residents' increased purchasing power.

Mirgor's sales of air conditioning systems, in the quarter, in units, increased by 32.3% as compared to the first quarter in 2006, a similar amount to the one seen in the first quarter in 2006 as compared to the one related to the first quarter in 2005. Some Mirgor's products have increased by more than 80% in the period.

The sales of air quality and temperature control systems for cars with air conditioning increased by 47.5% during Q1 2007, as compared to the Q1 2006; thus maintaining the growing trend in the production of cars with air conditioning in Argentina. These products have exceeded its 80% share in Migor's sales mix for four consecutive quarters.

Instrument panels decreased by 36.6% due to the production replacement experienced by the Volkswagen products thanks to the success of the Suran model.

The sales of residential air conditioning appliances also increased from 16,731 units in the first quarter of the prior year to 20,217 this quarter; thus representing a 20.8% increase.

2. CONSOLIDATED BALANCE SHEET STRUCTURE

	03/31/2007	03/31/2006	03/31/2005	03/31/2004	03/31/2003
Current assets	201,501,070	154,029,930	88,637,108	69,542,984	64,443,113
Noncurrent assets	53,890,288	25,400,097	25,663,150	32,084,992	37,501,188
Total assets	255,391,358	179,430,027	114,300,258	101,627,976	101,944,301
Current liabilities	119,054,671	90,101,654	47,188,002	38,950,678	31,856,899
Noncurrent liabilities	5,852,374	769,137	3,705,127	6,921,002	13,091,835
Total liabilities	124,907,045	90,870,791	50,893,129	45,871,680	44,948,734
Minority interest	11,720	7,689	5,492	4,316	3,789
Shareholder´s equity	130,472,593	88,551,547	63,401,637	55,751,980	56,991,778
Total liabilities and Shareholder´s equity	255,391,358	179,430,027	114,300,258	101,627,976	101,944,301

3. CONSOLIDATED STATEMENT OF INCOME STRUCTURE

	03/31/2007	03/31/2006	03/31/2005	03/31/2004	03/31/2003
Ordinary operating income (loss) from recurring operations	8,704,644	5,247,898	3,895,796	1,333,738	(453,103)
Financial expense	(419,492)	987,185	(3,054,086)	(679,802)	182,667
Other (expenses) / revenues	251,997	14,068	85,970	(34,916)	(985,552)
Income tax	(479,617)	(109,295)	(216,385)	(257,623)	(49,983)
Minority interest income (loss)	432	(373)	(296)	(198)	(259)
Net income (loss)	8,057,964	6,139,483	710,999	361,199	(1,306,230)

4. STATISTICAL DATA (1)

Volume of units	03/31/2007 Quarter.	03/31/2007 Accum.	03/31/2006 Quarter.	03/31/2006 Accum.	03/31/2005 Quarter.	03/31/2005 Accum.	03/31/2004 Quarter.	03/31/2004 Accum.	03/31/2003 Quarter.	03/31/2003 Accum.
Production (2)	104,078	104,078	87,045	87,045	35,812	35,812	48,844	48,844	37,810	37,810
Sales (3)	73,140	73,140	66,450	66,450	46,470	46,470	42,811	42,811	38,270	38,270
- Local	69,383	69,383	56,240	56,240	33,414	33,414	25,893	25,893	14,064	14,064
Equipment with air conditioning	40,085	40,085	27,150	27,150	18,198	18,198	15,506	15,506	5,578	5,578
Equipment without air conditioning	6,203	6,203	7,817	7,817	7,503	7,503	6,199	6,199	4,979	4,979
Instrument Panels	2,878	2,878	4,542	4,542	4,899	4,899	4,188	4,188	3,507	3,507
Residential air conditioning	20,217	20,217	16,731	16,731	2,814	2,814				
- Exports	3,757	3,757	10,210	10,210	13,056	13,056	16,918	16,918	24,206	24,206

(1) As from fiscal 2004, the units sold by Interclima S.A. are disclosed as statistical information.
(2) Including the one related to Interclima S.A.
(3) The units sold among companies are not included.

5. RATIOS

	03/31/2007	03/31/2006	03/31/2005	03/31/2004	03/31/2003
Liquidity	1.69	1.71	1.88	1.79	2.02
Solvency	1.04	0.97	1.25	1.22	1.27
Fixed asset-to-equity capital ratio	0.21	0.14	0.22	0.32	0.37

6. LISTED PRICE (VALUES PER ARS1 NOMINAL VALUE)

Jan 06	Jan 07	Febr 06	Febr 07	Mar 06	Mar 07
40.20	88.50	48.90	98.00	53.00	88.00

7. PROSPECTS

Our customers production projections are expected to evolve favorably together with the addition of new products, both in the residential and the automotive segments.

Buenos Aires,
May 11, 2007

DR. JOSÉ LUIS CAPUTO
Vice-Chairman acting as Chairman

(*) Information not covered by the auditor's report, except for 2, 3 and 5.

Translation into English – originally issued in Spanish
Supplementary Information

MIRGOR S.A.C.I.F.I.A.

FINANCIAL STATEMENTS FOR FISCAL YEAR No. 37

FOR THE THREE-MONTH PERIOD BEGINNING JANUARY 1 AND ENDED MARCH 31, 2007,

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR AND

WITH THE SAME PERIOD OF THE PRIOR YEAR

Registered office: Einstein 1111 – Río Grande – Tierra del Fuego.

Main business: Manufacturing air conditioning equipment for vehicles.

Date of registration with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the first amendment to by-laws: July 1, 1994.
- Of the last amendment to by-laws: August 12, 2004.

Registration number with the IGJ (regulatory agency of business associations): 40,071

Expiration date of articles of incorporation: May 31, 2070.

Parent company: See note 6 to the stand-alone financial statements.

Capital structure: See note 3 to the stand-alone financial statements.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

	Argentine pesos
20,000,000 shares of common stock, face value ARS 0.10 each Subscribed, paid-in, issued and registered with the Public Registry of Commerce.	2,000,000

Translation into English – originally issued in Spanish
Supplementary Information

MIRGOR S.A.C.I.F.I.A.

CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2007

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.2)

	03/31/2007	12/31/2006
ASSETS		
CURRENT ASSETS		
Cash - Note 2	7,841,021	19,019,000
Trade receivables - Note 2	83,745,813	134,965,182
Tax credits - Note 2	2,581,678	2,468,448
Other receivables - Note 2	724,719	733,456
Inventories - Note 2	106,607,839	95,283,236
Total current assets	201,501,070	252,469,322
NONCURRENT ASSETS		
Tax credits - Note 2	8,768,111	7,049,188
Other receivables - Note 2	677,228	677,228
Property & equipment - Note 1.6.a	35,347,241	35,527,012
Investments - Note 2	8,570,043	8,612,700
Intangible assets - Note 1.6.b	6,528	34,621
Subtotal noncurrent assets	53,369,151	51,900,749
Goodwill	521,137	521,137
Total noncurrent assets	53,890,288	52,421,886
Total assets	255,391,358	304,891,208
LIABILITIES		
CURRENT LIABILITIES		
Trade payables - Note 2	86,762,803	138,988,759
Salaries, payroll taxes and taxes payable - Note 2	9,548,871	10,413,234
Customer advances - Note 2	1,914,109	1,900,930
Loans - Note 2	16,512,275	22,265,485
Other liabilities - Note 2	4,316,613	3,456,416
Total current liabilities	119,054,671	177,024,824
NONCURRENT LIABILITIES		
Loans - Note 2	4,945,266	4,825,493
Taxes payable - Note 2	270,463	405,695
Other liabilities - Note 2	636,645	208,415
Total noncurrent liabilities	5,852,374	5,439,603
Total liabilities	124,907,045	182,464,427
MINORITY INTEREST IN SUBSIDIARIES	11,720	12,152
SHAREHOLDERS' EQUITY	130,472,593	122,414,629
Total liabilities, minority interest and shareholders´equity	255,391,358	304,891,208

Notes 1 through 4, and exhibit H to the consolidated financial statements and notes 1 through 13, and exhibit C to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of these consolidated financial statements and should be read together with these statement.

Translation into English – originally issued in Spanish
Supplementary Information

MIRGOR S.A.C.I.F.I.A.

CONSOLIDATED STATEMENT OF INCOME

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007,

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.2)

	03/31/2007	03/31/2006
Net sales (including VAT benefits amounting to 18,143,056 and 12,165,232, respectively)	114,955,606	79,119,408
Cost of goods sold	(97,126,729)	(65,986,493)
Gross income	17,828,877	13,132,915
Administrative expenses - Exhibit H	(5,786,167)	(4,057,601)
Selling expenses - Exhibit H	(3,338,066)	(3,827,416)
Financial income (expense) and holding gains (losses) from assets:		
Interest	504,930	346,610
Foreign exchange difference	(1,640)	98,555
Inventories holding gains	1,316,129	914,235
Allowance for impairment in value of tax credits	-	841,010
Allowance for obsolescence and impairment in value of inventories	(213,799)	(61,736)
Financial income (expense) and holding gains (losses) from liabilities:		
Interest	(1,310,699)	(937,723)
Foreign exchange difference	(714,413)	(213,766)
Other income, net	251,997	14,068
Income before income tax	8,537,149	6,249,151
Income tax	(479,617)	(109,295)
Income after income tax	8,057,532	6,139,856
Minority interest in subsidiaries	432	(373)
Net income for the period	8,057,964	6,139,483

Notes 1 through 4, and exhibit H to the consolidated financial statements and notes 1 through 13, and exhibit C to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of these consolidated financial statements and should be read together with these statement.

Translation into English – originally issued in Spanish
Supplementary Information

MIRGOR S.A.C.I.F.I.A.

CONSOLIDATED STATEMENT OF CASH FLOWS (1)

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007,

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.2)

	03/31/2007	03/31/2006
CHANGES IN CASH		
Cash at beginning of year	19,019,000	19,024,378
Cash at end of period	7,841,021	12,906,861
(Decrease) in cash, net	(11,177,979)	(6,117,517)
CAUSES OF CHANGES IN CASH		
OPERATING ACTIVITIES:		
Net income for the period	8,057,964	6,139,483
Interest and foreign exchange difference accrued	642,843	325,755
Income tax	479,617	109,295
Adjustments to arrive at net cash flows (used in) operating activities:		
P&E depreciation and intangible assets amortization	845,621	706,168
Depreciation of investments	42,657	-
Gain from the sale of P&E	-	(29,424)
Minority interest	(432)	373
Increase in the allowance for obsolescence and impairment in value of inventories	213,799	61,736
(Decrease) in the allowance for impairment in value of tax credits	-	(841,010)
Changes in operating assets and liabilities:		
Decrease in trade receivables	51,219,369	27,109,680
(Increase) in inventories	(11,538,402)	(24,693,810)
Decrease in other receivables	8,737	-
(Decrease) in trade payables	(52,225,956)	(8,529,148)
(Decrease) increase in salaries, payroll taxes and taxes payable (net of tax credits)	(3,481,365)	1,436,250
Increase (decrease) in customer advances	13,179	(8,695,358)
Increase (decrease) in other liabilities	1,288,427	(319,192)
Interest paid	(468,760)	(257,547)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	(4,902,702)	(7,476,749)
INVESTING ACTIVITIES:		
P&E additions	(637,757)	(1,042,192)
P&E sales	-	29,424
NET CASH FLOWS (USED IN) INVESTING ACTIVITIES	(637,757)	(1,012,768)
FINANCING ACTIVITIES:		
Loan repayment	(14,637,520)	(3,628,000)
Inflows from loans	9,000,000	6,000,000
NET CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES	(5,637,520)	2,372,000
(DECREASE) IN CASH, NET	(11,177,979)	(6,117,517)

(1) Cash comprises cash on hand and cash in banks.

Notes 1 through 4, and exhibit H to the consolidated financial statements and notes 1 through 13, and exhibit C to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of these consolidated financial statements and should be read together with these statement.

Translation into English – originally issued in Spanish
Supplementary Information

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007,

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

AND THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Nota 1.2)

1. SIGNIFICANT ACCOUNTING POLICIES

1.1. Accounting standards applied to financial statements preparation and presentation:

As established by CNV (Argentine Securities Commission) Resolution No. 368, the consolidated financial statements are required to be presented preceding the issuer's stand-alone financial statements. This regulation only implies a change in the place of consolidated information, and it does not modify the fact that individual financial statements constitute the main information and consolidated financial statements are supplementary, as set forth by Argentine Business Associations Law and current professional accounting standards. Therefore, the correct interpretation of these consolidated financial statements requires that they be read together with the individual financial statements.

1.2. Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency, but, in an inflationary or deflationary context, the financial statements should be stated in pesos reflecting the purchasing power as of their closing date by recognizing the changes in the Domestic Wholesale Price Index (WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in accordance with the restatement method set by FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Company's financial statements recognize the changes in the purchasing power of the peso through February 28, 2003, in accordance with Presidential Decree No. 664/2003 and CNV General Resolution No. 441. Under professional accounting standards the restatement method established in Technical Resolution No. 6 should have been discontinued only as from October 1, 2003. The effects of failing to recognize variations in the currency purchasing power until such date were immaterial with respect to the accompanying financial statements.

1.3. Valuation and disclosure method summary

The valuation and disclosure methods used in the consolidated financial statements are similar to those disclosed in note 1 to the stand-alone financial statements, except for the valuation of interests in subsidiaries, which in the current consolidated statements have been incorporated on a line-by-line basis following the method of FACPCE Technical Resolution No. 21, with the applicable eliminations, and the investments in real property which were valued at their current value as of the acquisition date (Note 11) net of the depreciations for the year in the amount of 42,657.

MIRGOR S.A.C.I.F.I.A.

1.4. Consolidation bases

Following the procedure established in FACPCE Technical Resolution No. 21, MIRGOR S.A.C.I.F.I.A. has consolidated its financial statements as of December 31, 2006, and March 31, 2007 and 2006, as appropriate, line by line with those of its subsidiary, Interclima Sociedad Anónima. In addition, for the year ended December 31, 2006, and March 31, 2007, after acquiring CAPDO S.A., the consolidated financial statements as of that date include the consolidation of such company.

The following information reflects the parent-subsidiary relationship:

Subsidiary	Equity interest in common and in possible votes as of 03/31/07, 12/31/06 and 03/31/06	Period-end – latest financial statements issued
Interclima Sociedad Anónima	99,9667% - 99,9667% - 99,9667%	03/31/2007
CAPDO Sociedad Anónima	95,00% - 95,00% - -	03/31/2007

In the consolidation, the amounts invested in the subsidiaries and the share in income (loss) and cash flows are replaced by all the subsidiaries' assets, liabilities, income (loss) and cash flows, separately disclosing the third-party minority interests in subsidiaries. Receivables, payables, and transactions performed among members of the consolidated group were eliminated from the consolidation. Unrealized intercompany profits and losses contained in period-end assets and liabilities have been fully eliminated.

1.5. Financial statements used in the consolidation

The following financial statements were used to prepare the consolidated financial statements as of December 31, 2006, and March 31, 2007: 1) The financial statements of Interclima Sociedad Anónima as of those dates, on which the auditor's report was issued on March 9, 2007, and a limited review report on May 11, 2007, and 2006, respectively, including an "except for" qualification related to the income tax payable quantification (such adjustment was considered for the interest valuation and, consequently, in these consolidated financial statements), and with a qualification for uncertainty related to the recoverability of certain tax credits. 2) The financial statements of CAPDO Sociedad Anónima as of December 31, 2006, on which an unqualified auditor's report was issued on February 26, 2007 and a limited review report on May 10, 2007.

1.6. Changes in P&E and intangible assets

	03/31/2007	12/31/2006
a) P&E:		
Balance at beginning	35,527,012	17,908,861
Additions	637,757	20,911,952
Additions for society acquisition	-	108,078
Depreciation	(817,528)	(3,401,879)
Balance at period-end	35,347,241	35,527,012

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

b) Intangible assets:

	03/31/2007	12/31/2006
Balance at beginning	34,621	195,345
Amortization	(28,093)	(160,724)
Balance at period-end	6,528	34,621

1.7. Comparative financial statements

The amounts as of December 31, 2006, and March 31, 2006, include minor disclosure changes to adjust the presentation thereof to the period ended March 31, 2007.

2. MAIN ACCOUNT BREAKDOWN

	03/31/2007	12/31/2006
CURRENT ASSETS		
Cash		
Cash on hand in Argentine pesos	33,745	175,194
Cash on hand in foreign currency	68,082	12,263
Cash in banks in Argentine pesos	5,781,136	16,975,903
Cash in banks in foreign currency	1,958,058	1,855,640
	7,841,021	19,019,000
Trade receivables		
Trade receivables	83,980,446	135,208,985
Trade receivables in foreign currency	614,222	605,052
Allowance for doubtful accounts	(848,855)	(848,855)
	83,745,813	134,965,182
Tax credits		
VAT credit	292,302	120,370
Withholdings and additional withholdings	2,289,376	1,954,704
Other	-	393,374
	2,581,678	2,468,448
Other receivables		
Unaccrued insurance	48,722	193,659
Loans and advances to personnel	159,838	150,063
Other	516,159	389,734
	724,719	733,456

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

	03/31/2007	12/31/2006
Inventories		
Manufactured products	30,303,480	28,235,117
Raw material	73,293,310	55,759,170
Subtotal	103,596,790	83,994,287
Raw material in transit	11,152,260	20,429,903
Prepayments to vendors in Argentine pesos	3,178,813	1,239,334
Prepayments to vendors in foreign currency	1,666,646	2,392,583
Allowance for obsolescence and impairment in value of inventories	(12,986,670)	(12,772,871)
	106,607,839	95,283,236
NONCURRENT ASSETS		
Tax credits		
VAT credit	4,447,223	4,248,440
Minimum presumed income tax	1,969,852	1,853,274
Income tax withholding	1,354,245	929,750
Turnover tax withholdings and additional withholdings	917,752	-
Rebates receivable in Argentine pesos	1,896,293	1,882,494
Promotional benefits receivable	1,229,537	1,229,537
Other	80,458	32,942
Allowance for impairment in value of tax credits	(3,127,249)	(3,127,249)
	8,768,111	7,049,188
Other receivables		
Payables to companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies - Note 3	677,228	677,228
	677,228	677,228
Investments		
Shares in companies under section 33, Law No. 19,550	8,570,043	8,612,700
	8,570,043	8,612,700
CURRENT LIABILITIES		
Trade payables		
Suppliers	46,785,719	103,353,666
Vendors in foreign currency	39,977,084	35,635,093
	86,762,803	138,988,759
Salaries, payroll taxes and taxes payable		
Salaries and payroll taxes	2,190,190	3,190,825
Vacation and annual statutory bonus accrual	1,037,899	829,685
Income tax accrual	152,067	-
Health and safety assessment	571,604	720,794
Turnover tax payable	666,557	756,122
Withholdings and additional withholdings	350,787	462,282
Other taxes payable	4,579,767	4,453,526
	9,548,871	10,413,234

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

	03/31/2007	12/31/2006
Customer advances		
In Argentine pesos	1,914,109	1,900,930
	1,914,109	1,900,930
Loans		
Financial loans in Argentine pesos	15,065,728	17,598,806
Financial loans in foreign currency	1,446,547	4,666,679
	16,512,275	22,265,485
Other liabilities		
Directors' fees accrual	3,386,281	2,526,281
Royalties payable	867,887	857,640
Other	62,445	72,495
	4,316,613	3,456,416
NONCURRENT LIABILITIES		
Loans		
Financial loans in foreign currency	4,945,266	4,825,493
	4,945,266	4,825,493
Taxes payable		
Turnover tax payable	270,463	405,695
	270,463	405,695
Other liabilities		
Deferred income tax liability (1)	636,645	208,415
	636,645	208,415

(1) As of March 31, 2007 and December 31, 2006, respectively, net of 2,574,459 and 2,659,953, respectively, related to the allowance for impairment in value of deferred income tax credit.

3. INFORMATION ON RELATED PARTIES

Receivables from/payables to related companies as of March 31, 2007 and for the year ended December 31, 2006, are as follows:

	03/31/2007	12/31/2006
Other receivables (Noncurrent)		
IL TEVERE S.A. (1)	677,228	677,228
Total	677,228	677,228

(1) Parent Company.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

4. INFORMATION BY SEGMENT

The Company and its subsidiary Interclima S.A. operate in the automotive and residential air quality and temperature control business segments. The valuation methods applicable to prepare the information by business segment are described in Note 1 to these financial statements.

	Air conditioning		
Revenues	**Automotive**	**Residential**	**Total**
Sales (net of imputed interest)	73,738,702	23,073,848	96,812,550
Tax benefit	13,297,548	4,845,508	18,143,056
Total	87,036,250	27,919,356	114,955,606
BALANCE-SHEET INFORMATION			
Allocated assets	213,455,859	41,935,499	255,391,358
P&E additions	491,452	146,305	637,757

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

EXHIBIT H

INFORMATION REQUIRED UNDER SECTION 64 (I) b, LAW No. 19,550

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007,

PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.2)

	03/31/2007				03/31/2006
Accounts	Production costs	Administrative expenses	Selling expenses	Total	Total
Salaries & wages	7,069,684	1,840,192	186,392	9,096,268	5,011,931
Contributions and employee benefits	1,439,262	497,425	56,994	1,993,681	1,756,522
Insurance	410,838	25,009	2,023	437,870	319,166
Training fees and expenses	342,863	661,011	-	1,003,874	714,310
Taxes, rates and assessments	923,629	256,114	776,516	1,956,259	2,492,559
Maintenance	396,804	337,367	-	734,171	231,765
P&E depreciation	543,685	267,099	6,744	817,528	665,987
Intangible assets amortization	3,916	24,177	-	28,093	40,181
Leases and rentals	717,973	-	-	717,973	557,029
Customs clearing and dispatch expenses	1,834,792	-	-	1,834,792	1,561,444
Royalties	-	-	679,678	679,678	500,843
Transportation, shipping and handling	5,969,655	-	1,458,465	7,428,120	7,054,491
Bank expenses	-	1,310,060	-	1,310,060	816,481
Electric Power	126,906	-	-	126,906	87,346
Traveling expenses	-	82,577	-	82,577	77,975
Other	724,338	485,136	171,254	1,380,728	1,161,570
Total as of 03-31-2007	20,504,345	5,786,167	3,338,066	29,628,578	
Total as of 03-31-2006	15,164,583	4,057,601	3,827,416		23,049,600

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

BALANCE SHEET AS OF MARCH 31, 2007
PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.2)

	03/31/2007	12/31/2006
ASSETS		
CURRENT ASSETS		
Cash - Note 2	5,683,560	9,009,116
Trade receivables - Note 2	51,522,758	45,721,545
Tax credits - Note 2	813,528	393,374
Other receivables - Note 2	510,679	477,759
Inventories - Note 2	96,388,803	74,440,593
Total current assets	154,919,328	130,042,387
NONCURRENT ASSETS		
Long-term investments in companies - Exhibit C	38,030,448	39,476,191
Tax credits - Note 2	2,124,117	1,960,026
Other receivables - Note 2	677,228	8,233,902
P&E	30,602,981	30,837,889
Intangible assets	-	24,177
Subtotal noncurrent assets	71,434,774	80,532,185
Goodwill	495,080	495,080
Total noncurrent assets	71,929,854	81,027,265
Total assets	226,849,182	211,069,652
LIABILITIES		
CURRENT LIABILITIES		
Trade payables - Note 2	57,467,756	51,525,136
Salaries, payroll taxes and taxes payable - Note 2	4,080,102	4,936,660
Loans - Note 2	16,512,275	22,265,485
Customer advances - Note 2	1,586,540	1,586,540
Other liabilities - Note 2	4,178,637	3,297,639
Total current liabilities	83,825,310	83,611,460
NONCURRENT LIABILITIES		
Taxes payable - Note 2	145,380	218,070
Loans - Note 2	4,945,266	4,825,493
Other liabilities - Note 2	7,460,633	-
Total noncurrent liabilities	12,551,279	5,043,563
Total liabilities	96,376,589	88,655,023
SHAREHOLDERS' EQUITY (As per respective statement)	130,472,593	122,414,629
Total liabilities and Shareholders' equity	226,849,182	211,069,652

Notes 1 through 13 and exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

STATEMENT OF INCOME FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007,

PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

(Figures stated in Argentine pesos - Note 1.2)

	03/31/2007	03/31/2006
Net sales (including VAT benefits amounting to 13,297,548 and 8,867,442, respectively) - Note 4(e)	85,646,213	58,085,503
Cost of goods sold	(70,279,218)	(47,692,996)
Gross Income	15,366,995	10,392,507
Administrative expenses	(4,529,743)	(3,362,009)
Selling expenses	(2,093,521)	(2,593,297)
Income (loss) from long-term investments - Note 1	(1,445,744)	980,258
Financial income and holding gains from assets		
Interest	214,740	114,272
Foreign exchange difference	8,561	115,069
Inventories holding gains (losses)	1,259,844	772,310
Allowance for obsolescence and impairment in value of inventories	335,415	142,098
Financial (expense) and holding (losses) from liabilities		
Interest	(649,572)	(327,316)
Foreign exchange difference	(659,647)	(428,441)
Other income, net - Note 2	250,636	334,032
Net income for the period	8,057,964	6,139,483
EARNINGS PER SHARE - NOTE 12		
BASIC - ORDINARY	0.4029	0.3070
DILUTED - ORDINARY	0.4029	0.3070

Notes 1 through 13 and exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007,

PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.2)

	03/31/2007			
	Owners' contributions			
Breakdown	**Capital stock**	**Adjustment to capital stock**	**Premium on capital stock**	**Subtotal**
Balances at beginning of year	2,000,000	4,155,936	5,243,562	11,399,498
Net income for the period	-	-	-	-
Balances as of March 31, 2007	2,000,000	4,155,936	5,243,562	11,399,498
Balances as of March 31, 2006	2,000,000	4,155,936	5,243,562	11,399,498

	03/31/2007					03/31/2006
	Retained earnings / Accumulated losses					
	Appropriated retained earnings					
Breakdown	**Legal reserve**	**Other reserves (*)**	**Total**	**Unappropriated retained earnings (accumulated losses)**	**Total**	**Total**
Balances at beginning of year	2,280,143	73,708	2,353,851	108,661,280	122,414,629	82,412,064
Net income for the year	-	-	-	8,057,964	8,057,964	6,139,483
Balances as of March 31, 2007	2,280,143	73,708	2,353,851	116,719,244	130,472,593	
Balances as of March 31, 2006	2,280,143	73,708	2,353,851	74,798,198		88,551,547

(*) See Note 3 (b).

Notes 1 through 13 and exhibit C are an integral part of these financial statements.

Translation into English -- originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

STATEMENT OF CASH FLOWS (1)

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007,

PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.2)

	03/31/2007	03/31/2006
CHANGES IN CASH		
Cash at beginning of year	9,009,116	17,137,992
Cash at end of period	5,683,560	11,353,190
(Decrease) in cash, net	(3,325,556)	(5,784,802)
CAUSES OF CHANGES IN CASH		
OPERATING ACTIVITIES		
Net income for the period	8,057,964	6,139,483
Interest and foreign exchange difference accrued	472,843	155,755
Adjustments to arrive at net cash flows provided by (used in) operating activities		
P&E depreciation and intangible assets amortization	622,218	572,253
Gain from the sale of P&E	-	(29,424)
(Decrease) in the allowance for obsolescence and impairment in value of inventories	(335,415)	(142,098)
Income (loss) from long-term investments	1,445,744	(980,258)
Changes in operating assets and liabilities		
(Increase) in trade receivables	(5,801,213)	(9,227,081)
(Increase) in inventories	(21,612,795)	(22,145,212)
Decrease in other credits	7,523,754	-
Increase in trade payables	5,942,620	15,145,653
(Decrease) increase in salaries, payroll taxes and taxes payable (net of tax credits)	(1,513,493)	486,903
Increase in other liabilities	8,341,631	2,517,151
Interest paid	(468,761)	(257,547)
NET CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,675,097	(7,764,422)

(1) Cash comprises cash on hand and cash in banks

Notes 1 through 13 and exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

STATEMENT OF CASH FLOWS (1)

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007,

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.2)

	31/03/2007	31/03/2006
INVESTING ACTIVITIES		
Net P&E acquisitions	(363,133)	(421,804)
P&E sale	-	29,424
NET CASH FLOWS (USED IN) INVESTING ACTIVITIES	(363,133)	(392,380)
FINANCING ACTIVITIES		
Loan repayment	(14,637,520)	(3,628,000)
Inflows from loans	9,000,000	6,000,000
NET CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES	(5,637,520)	2,372,000
(DECREASE) IN CASH, NET	(3,325,556)	(5,784,802)

(1) Cash comprises cash on hand and cash in banks

Notes 1 through 13 and exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007,

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.2)

1. SIGNIFICANT ACCOUNTING POLICIES

1.1. Accounting standards applied to financial statements preparation and presentation

The financial statements of the Company have been prepared in accordance with CNV regulations.

Pursuant to the agreement signed in July 2004 between the FACPCE and the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) with the purpose of unifying professional accounting standards, in April 2005, the FACPCE issued Resolution No. 312/05 approving a series of changes to its Technical Resolutions ("TRs") and Interpretations. Subsequently, in August 2005, the CPCECABA issued Resolution CD No. 93/2005, whereby it approved the FACPCE's TRs (with the amendments dated April 1, 2005), and established that such accounting standards shall become generally effective and mandatory for the full years or interim periods belonging to the fiscal years beginning January 1, 2006, or thereafter, although earlier application is allowed. CPCECABA Resolution CD No. 93/2005 also provided a transition period for certain changes related to the comparison with recoverable values and the disclosure of certain supplementary information regarding income tax booking, which will become mandatory for the fiscal years beginning January 1, 2008, or thereafter.

On December 29, 2005, and January 26, 2006, the CNV (Argentine Securities Commission) issued General Resolutions No. 485 and 487, respectively, which adopted (with certain amendments) and applied, for full fiscal years or interim periods related to the fiscal years beginning as from January 1, 2006, Technical Resolutions Nos. 6, 8, 9, 11, 14, 16, 17, 18, 21 and 22 and Interpretations Nos. 1, 2, 3 and 4 issued by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences) and adopted by the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) through Resolution C.D. No. 93/2005, as mentioned in the previous paragraph. The most significant changes for the Company as a result of CNV General Resolutions Nos. 485 and 487, are as follows:

a) Comparison with recoverable value, for property & equipment and intangible assets. Such comparison is required to be made in a single step and an impairment in value shall be recorded whenever the expected presented value of the cash flows (and the net realizable value) are lower than the book value. In addition, the comparison is to be made asset by asset or, if there are objective reasons that make this impossible, at the level of each cash-generating unit. If information is presented by business segment, the same grouping method should be used.

b) It is established that the difference between the P&E book value adjusted for inflation (and other nonmonetary assets) and their tax base is a temporary difference that results in the recognition of a deferred income tax liability. However, it is acceptable to continue to consider it as a permanent difference. In the latter case, the financial statements are required to present certain supplementary information regarding the amount and reversal term of the deferred income tax liability that the issuer chose not to recognize otherwise.

c) For matters not contemplated in general or specific accounting standards and that cannot be resolved by using the general framework of accounting standards, effective International Financial Reporting Standards and interpretations approved by the International Accounting Standards Board shall be also applied in the year when such supplementary standards are applicable.

As regards the change mentioned in point (b) above, the total taxation effect of the difference resulting from restating into constant pesos the P&E items and intangible assets as of these financial statements' closing is 333,031. Had such difference been recognized as temporary, the Company's shareholders' equity at the beginning of the year would have decreased by 344,729, and the effect on income for the three-month period ended March 31, 2007, would have been a 11,698 decrease in the income tax charge.

Also, had the abovementioned temporary difference been recognized, the impact on the deferred income tax charge for the coming fiscal years would be reduced as follows:

Terms and amounts	
Fiscal year	Amount
2007	35,094
2008	27,483
2009	20,671
2010	11,848
2011 and forward	237,935
Total	333,031

Preparing the financial statements in accordance with current professional accounting standards requires Company Management to consider the estimates and assumptions impacting on the assets and liabilities amounts reported, the disclosure of contingent liabilities and assets as of the date of such financial statements, as well as the revenues and expenses for each year.

The final results may differ from such estimates.

1.2. Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. In a monetary stability context, the face and constant value of Argentine pesos is the same, but, in an inflationary or deflationary context, the financial statements should be stated in pesos reflecting the purchasing power as of their closing date by recognizing the changes in the domestic WPI published by the INDEC (Argentine Institute of Statistics and Censuses), in accordance with the restatement method set by FACPCE (Argentine Federation of Professional Council in Economic Sciences) Technical Resolution No. 6.

The Company's financial statements recognize the changes in the purchasing power of the peso through February 28, 2003, in accordance with Presidential Decree No. 664/2003 and CNV General Resolution No. 441. Under professional accounting standards the restatement method established in Technical Resolution No. 6 should have been discontinued only as from October 1, 2003. The effects of failing to recognize variations in the currency purchasing power until such date were immaterial with respect to the accompanying financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

1.3. Valuation methods

The main valuation methods used to prepare these financial statements are:

- Cash:
  - In Argentine pesos: at nominal value.
  - In foreign currency: converted at the exchange rate effective as of each period-end or year-end for the settlement of such transactions. Foreign exchange differences were charged to the statement of income for each period or year.
- Receivables and payables:
  - In Argentine pesos: at the present value of the cash flows they will generate, discounted (only if effects are significant) using imputed, explicit or market rates, as the case may be, effective at the time of each transaction.
  - In foreign currency: at the present value of the cash flows they will generate, discounted (only if effects are significant) using imputed, explicit or market rates, as the case may be, effective at the time of each transaction. These amounts were converted into Argentine pesos at the exchange rate effective as of each period-end or year-end for the settlement of the respective types of transactions. Foreign exchange differences were charged to income for each period or year.
  - Credit risk: In its usual course of business the Company grants credit to customers, including car manufacturers, that represent about 99% of the Company's total sales revenues. The Company continuously performs credit assessments of its customers' financial capacity in order to reduce the potential risk of significant credit losses.
  - Labor cost liabilities: labor cost liabilities accrue in the periods in which employees have rendered the service that gave rise to such consideration.
  - Financial instruments: The Company has not used derivative financial instruments during the period ended March 31, 2007, or for the fiscal year ended December 31, 2006. Receivables and payables related to usual business and financial transactions are valued as stated in the previous paragraphs and, in the opinion of the Company's Management, such valuation does not differ from their current value.
- Inventories:
  - Raw materials (including those in transit) were valued at replacement cost at the end of each period or year, considering the cash prices for the usual purchase volumes. In addition, imported goods are valued at replacement cost at the foreign exchange rate effective at the end of the period or year.
  - The products manufactured were valued at cash reproduction cost at the end of each period or year, with the cap of their respective net realization values.
  - Prepayments to vendors are stated at nominal value, and those related to amounts in foreign currency were converted at the foreign exchange rate effective at the end of each period or fiscal year.

MIRGOR S.A.C.I.F.I.A.

The value of inventories, as of each period or year-end and after considering the allowance for impairment in value and obsolescence, does not exceed the recoverable value thereof.

- Long-term investments in subsidiaries:

  Interclima S.A.: at equity value as established by FACPCE Technical Resolution No. 21, which was calculated based on Interclima S.A.'s financial statements as of March 31, 2007, December 31, 2006, and March 31, 2006, which include a limited review report dated May 11, 2007, and 2006, and an auditor's report dated March 09, 2007, containing except-for qualifications related to discrepancies in the valuation of income tax payables and a qualification for unresolved uncertainties about the recoverability of tax credits.

  In addition, upon determining the value by the equity method, an adjustment to the subsidiary's book value was taken into account to disclose the effects of not booking certain income tax payables (see "Income tax – Situation in Interclima S.A.")

  Income (loss) from the equity interest in the subsidiary is disclosed in the statement of income under "Income (loss) from long-term investments".

  Capdo S.A.: at equity value as established by FACPCE Technical Resolution No. 21, which was calculated based on Capdo S.A.'s financial statements as of March 31, 2007 and December 31, 2006, which include an unqualified limited review report dated May 10, 2007 and February 26, 2007.

  Income (loss) from the equity interest in the subsidiary is disclosed in the statement of income under "Income (loss) from long-term investments".

- P&E:

  - P&E has been valued at original cost restated as mentioned in note 1.2), net of accumulated depreciation until the end of each period or year.

  - P&E depreciation is calculated by the straight-line method, applying annual rates sufficient to extinguish P&E by the end of their estimated useful lives.

  - The valuation of P&E items is checked for impairment in value whenever there is any indication that their book value could exceed their recoverable value. The losses from impairment in value and related recoveries are recognized in the statement of income under "Financial income (expense) and holding gains (losses)".

  - The value of P&E, at cash-generating-unit level, does not exceed the recoverable value thereof.

- Intangible assets:

  - Intangible assets have been valued at original cost restated as mentioned in Note 1, net of accumulated depreciation until the end of each period or year.

  - Amortization is calculated following the straight-line method.

- The valuation of intangible assets is checked to verify whether their value was impaired when there is any indication that their book value could exceed their recoverable value. The losses from impairment in value and related recoveries are recognized in the statement of income under "Financial income (expense) and holding gains (losses)".

- The book value of intangible assets, considered as a whole, does not exceed the recoverable value thereof.

- The licenses to sell products acquired by the Company have been amortized by the straight-line method over three years counted as from their initial economic use, taking into account their capacity to generate earnings in the future.

- Goodwill:

Goodwill resulted from the acquisition of CAPDO S.A. The Company considered that this intangible has an indefinite useful life, since it is not subject to a contractual or legal utilization term, and it is believed that it will generate cash flows in the future within an indefinite term.

Goodwill is reviewed to verify whether it has suffered any impairment in value when there is any indication that its book value could exceed its recoverable value.

- Allowances and provisions:

- Allowances:

a) For doubtful accounts: set to correct and make adequate the valuation of trade receivables at the estimated recoverable value; it was set on the basis of an individual analysis thereof.

b) For obsolescence and impairment in value of inventories: it was booked to adjust the value of certain finished products and other obsolete or slow-moving inventories to their estimated recoverable value.

c) For impairment in value of tax credits: it was set to reduce the book value of such credits at the estimated recoverable value thereof; the estimates made by Company Management and the opinion of its legal counsel were considered in the assessment thereof.

d) For impairment in value of deferred income tax assets: it was booked to reduce the value of such assets at their estimated recoverable value. For that purpose, the Company's tax situation and estimates were considered.

- Shareholders' equity accounts:

They were restated as mentioned in note 1.2), except for the "Capital stock" account, which remained at original value. The adjustment deriving from the restatement thereof is disclosed under the "Adjustment to capital stock" account.

MIRGOR S.A.C.I.F.I.A.

- Statement-of-income accounts:

  - At nominal value, except for the following cases:

    a) Income (loss) from long-term investments was calculated by the equity method applying the Company's equity interest percentage to the subsidiaries' income (loss) for the same period, deducting unrealized intercompany profits and losses. In addition, this account includes the adjustments necessary to make the valuation methods of the subsidiary consistent with those of the Company and the adjustment for not booking an income-tax payable (see "Income tax – Situation in Interclima S.A.").

    b) The depreciation of P&E and the amortization of intangible assets were calculated based on the value of the respective assets after being restated as described in note 1.2).

    c) The cost of goods sold was determined based on the replacement costs for each month. Holding gains (losses) are disclosed in the account "Financial income (expense) and holding gains (losses)".

    d) The account "Financial income (expense) and holding gains (losses)" includes: (a) income and financial costs, (b) inventories holding gains (losses), (c) foreign exchange differences and (d) charges and reversals related to doubtful accounts, impairments in value and obsolescence of inventories, impairments in the value of P&E and other assets in general.

    e) The Company has segregated the imputed financial components accrued during each period or year provided that they were significant.

- Income tax and minimum presumed income tax

  - Status of Mirgor S.A.C.I.F.I.A.

    The Company assesses the income tax charge by the deferred income tax method, which consists in recognizing (as asset or liability) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and the subsequent charge to income for the periods in which such assets or liabilities are reversed, and considering the possibility of using net operating losses in the future. Temporary differences determine deferred income tax assets or liabilities when their future reversal decreases or increases the taxes assessed, respectively.

    Minimum presumed income tax is supplementary to income tax: while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain assets. Therefore, the Company's tax obligations shall be the higher of these two taxes. However, should minimum presumed income tax exceed income tax in any given fiscal year, such excess may be computed as payment on account of any excess of income tax over minimum presumed income tax occurring in any of the ten subsequent fiscal years.

    The Company carries net operating losses amounting to 5,335,444 (out of which 5,106,878 may be used until December 31, 2007, and the remainder, until December 31, 2009). As of March 31, 2007, there were deferred income tax assets amounting to 2,574,459, covered by an allowance for impairment in value for the full amount, based on current expectations about the possibility of using them against taxable income and the Company's tax situation as described in note 4.

MIRGOR S.A.C.I.F.I.A.

The changes in deferred income tax credit and the charge to income for the three-month period ended March 31, 2007, and the year ended December 31, 2006, were as follows:

	03/31/2007		12/31/2006	
	Deferred tax credit	Income tax - Income / (loss)	Deferred tax credit	Income tax - Income / (loss)
Balance at beginning of year, less provision	-	-	-	-
Consumption of NOLs	(79,682)	(79,682)	(438,579)	(438,579)
(Decrease) in temporary asset differences	(5,812)	(5,812)	(96,062)	(96,062)
Change in the allowance for impairment in value of deferred assets	85,494	85,494	534,641	534,641
Balance as of period-end, less provision	-	-	-	-

The reconciliation between the income tax charge recognized and that resulting from applying to the period book income the 35% rate established by current tax regulations is as follows:

	03/31/2007	03/31/2006
Earnings for the period before income tax	8,057,964	6,139,483
Permanent differences (*)	(7,813,695)	(5,395,823)
Earnings for the period less permanent differences	244,269	743,660
Tax rate	35%	35%
Tax assessed	(85,494)	260,281
Change in the allowance for impairment in value of deferred assets	85,494	(260,281)
Income-tax book charge	-	-

(*) It includes the income exempt under the industrial promotion system effective for the Province of Tierra del Fuego.

The items included in the deferred income tax credits as of March 31, 2007 and December 31, 2006 are shown in detail below:

Temporally differences in assets	03/31/2007	12/31/2006
Nondeductible allowances	510,791	559,127
Diverses	196,262	153,738
NOLs	1,867,406	1,947,088
Deferred tax credit before the allowance	2,574,459	2,659,953
Allowances for impairment in value of deferred tax assets	(2,574,459)	(2,659,953)
Deferred tax credit at period-end net of the allowance	-	-

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

The minimum presumed income tax amount for the three-month period ended March 31, 2007, exceeded income tax and amounted to 116,578. Such amount was booked under noncurrent tax credits, the amount of which accumulated to date totals 1,969,852. The Company's Management, based on the Company's business plan for the future, understands that such amounts will be recoverable.

- Situation in the subsidiary Interclima S.A.

In view of the economic crisis resulting from abandoning the currency board, the Management of the subsidiary considered that the conditions required to apply the tax-purposes adjustment for inflation were present. Consequently, it prepared and filed the income tax return for the year ended December 31, 2002, based on adjusted amounts, using the coefficients determined according to domestic WPI variations, which led to the assessment of NOLs amounting to about 5,200,000.

Interclima S.A.'s Management, seeking appropriate jurisdictional protection, filed before the courts a request for an injunction because it believed that section 39, Law No. 24,073 dated 1992, which had set the index applicable to the tax adjustment for inflation at one, should be abrogated due to the high inflation that affected tax year 2002 and because it had been introduced to legislation in an economic context differing completely from year 2002.

On July 17, 2003, the judge hearing the case granted the injunction requested by the subsidiary and instructed the Argentine Government to refrain from filing any administrative or judicial proceeding, making any claim, demand or accusation and imposing penalties based on the alleged prohibition to apply the adjustment for inflation.

On October 15, 2004, the trial court judge hearing on the constitutional protection action filed by the subsidiary ruled that the AFIP should accept the legitimacy of the adjustment for inflation provided for in Income Tax Law No. 20,628, Title VI, and resolved to declare the unconstitutionality of section 4, Law No. 25,561, amending sections 7 and 10, Law No. 23,928, and section 5, Presidential Decree 214/02, and section 39, Law No. 24,073, since they disregard sections 14 and 17 of the Argentine Constitution, and it has ordered the AFIP to compute the adjustment for inflation in the fiscal year ended December 31, 2002, and filed on May 8, 2003, which was appealed by Argentine tax authorities. The Court of Appeals dismissed such appeal. As a result, the AFIP filed an extraordinary appeal, which was denied by the Court of Appeals. The Argentine Attorney General held in a recent opinion that the sentence entered by the Court of Appeals of Comodoro Rivadavia which had dismissed the appeal filed with the Supreme Court of Justice by the AFIP, in view of the first and second instance sentence in favor of Interclima.

Considering the denial mentioned in the preceding paragraph, the AFIP filed a remedy of complaint for appeal denied with the Argentine Supreme Court. To date, whether such remedy was sustained or not has not been resolved.

Had the tax adjustment for inflation not been made, Interclima S.A. would have assessed income tax amounting to about 384,342 for 2002 (after computing prior-period NOLs), to 854,892 for the fiscal year ended December 31, 2003, to 1,279,585 for the fiscal year ended December 31, 2004, and 39,793 for fiscal year ended December 31, 2005, plus interest accrued amounting to 1,809,100 calculated through March 31, 2007. The abovementioned amounts total December 4,367,712 as of March 31, 2007.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

2. BREAKDOWN OF MAIN ACCOUNTS

	03/31/2007	12/31/2006
CURRENT ASSETS		
Cash		
Cash in Argentine pesos	29,625	12,472
Cash on hand in foreign currency	68,082	12,263
In banks in Argentine pesos	3,627,795	7,128,741
In banks in foreign currency	1,958,058	1,855,640
	5,683,560	9,009,116
Trade receivables		
Trade receivables in Argentine pesos	51,961,420	46,221,906
Trade receivables in foreign currency	410,193	348,494
Allowance for doubtful accounts	(848,855)	(848,855)
	51,522,758	45,721,545
Tax credits		
VAT credit balance	171,932	-
Withholdings and additional withholdings	641,596	393,374
	813,528	393,374
Other receivables		
Unaccrued insurance	26,275	104,439
Loans and advances to personnel	159,838	150,063
Other	324,566	223,257
	510,679	477,759
Inventories		
Manufactured products	27,528,761	22,467,694
Raw material	64,712,014	45,037,886
Subtotal	92,240,775	67,505,580
Raw material in transit	10,578,196	14,611,092
Prepayments to vendors in Argentine pesos	2,696,595	850,319
Prepayments to vendors in foreign currency	1,343,180	2,278,960
Allowance for obsolescence and impairment in value of inventories	(10,469,943)	(10,805,358)
	96,388,803	74,440,593
NONCURRENT ASSETS		
Tax credits		
VAT credit balance - Note 4	93,481	93,481
Minimum presumed income tax - Note 4	1,969,852	1,853,274
Promotional benefits receivable - Note 4	1,229,537	1,229,537
Rebates receivable in Argentine pesos - Note 4	1,016,393	1,016,393
Deferred income tax asset	2,574,459	2,659,953
Allowance for impairment in value of deferred income tax asset	(2,574,459)	(2,659,953)
Other	80,436	32,923
Allowance for impairment in value of tax credits	(2,265,582)	(2,265,582)
	2,124,117	1,960,026

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

	03/31/2007	12/31/2006
Other receivables		
Companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies – Note 7	677,228	8,233,902
	677,228	8,233,902
CURRENT LIABILITIES		
Trade payables		
Suppliers	18,458,004	16,532,834
Financial payables in foreign currency	39,009,752	34,992,302
	57,467,756	51,525,136
Salaries, payroll taxes and taxes payable		
Salaries and payroll taxes	2,022,999	2,808,365
Annual statutory bonus and vacation accrual	733,225	552,266
Health and safety assessment	481,113	604,780
Turnover tax payable	351,178	383,350
Withholdings and additional withholdings	350,787	462,282
Other taxes payable	140,800	125,617
	4,080,102	4,936,660
Loans		
Financial loans in Argentine pesos	15,065,728	17,598,806
Financial loans in foreign currency	1,446,547	4,666,679
	16,512,275	22,265,485
Customer advances		
In Argentine pesos	1,586,540	1,586,540
	1,586,540	1,586,540
Other liabilities		
Royalties payable	807,422	786,424
Directors' fees accrual	3,370,000	2,510,000
Other	1,215	1,215
	4,178,637	3,297,639
NONCURRENT LIABILITIES		
Taxes payable		
Turnover tax payable	145,380	218,070
	145,380	218,070
Loans		
Financial loans in foreign currency	4,945,266	4,825,493
	4,945,266	4,825,493
Other liabilities		
Payables to companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies – Note 7	7,460,633	-
	7,460,633	-

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

	Income/(Loss)	
	03/31/2007	03/31/2006
Other Income, net		
Leases and rentals	300,000	300,000
Other	(49,364)	34,032
	250,636	334,032

3. CAPITAL STRUCTURE – SHAREHOLDERS' EQUITY

a) Capital stock status

The Company's capital stock consists of 20,000,000 book-entry shares of common stock, 0.10 face value each and it is fully registered, subscribed issued and paid-in, according to the following breakdown:

Class	Votes	Number
"A"	Entitled to three (3) votes each	5,200,000
"B"	Entitled to three (3) votes each	5,200,000
"C"	Entitled to one (1) vote each	9,600,000
Total		20,000,000

Each Class "A", Class "B" or Class "C" shares have the same rights to collect dividends.

b) Other reserves - For future dividends

This account includes the decisions made by the Shareholders' Meetings held May 24, 1995, May 22, 1998, and April 29, 1999, approving the setting of reserves for future dividends in the amounts of 18,784,406, 7,693,924, and 8,353,403, respectively. The Board of Directors would thus be free to allocate such amounts to cash dividend payments, as deemed appropriate. On July 14, 1995, May 12, 1998, December 13, 1999, July 18, 2000, and December 15, 2002, the Board of Directors approved the payment of 9,368,077; 9,342,622; 3,846,962; 3,846,962; 4,176,701; and 4,176,701, respectively.

4. TAX SITUATION OF THE COMPANY: TAX SYSTEM – TAX CREDITS

The Company enjoys the benefits of the Industrial Promotion System provided by Law No. 19,640 as regards the assets and for the activities performed in the Province of Tierra del Fuego. Accordingly, the Company is entitled to certain tax and customs benefits through 2013, including:

a) **Income tax:** Presidential Decree No. 1,395/94 established, as from September 1, 1994, that 85% of the price paid by customers out of the earnings related to the Province of Tierra del Fuego would be income-tax exempt (whose rate is 35%). Subsequently, under Presidential Decree 615/97, the Argentine Government reinstated certain tax benefits granted by Industrial Promotion Law introducing amendments effective August 1, 1997, that provided that the exemption granted to such activities would amount to 100% as established by Law No. 19,640, section 4(a).

MIRGOR S.A.C.I.F.I.A.

b) **Value-added tax:** The Company's sales are subject to VAT at the 21% rate; such tax is collected from customers. Presidential Decree No. 1,395/94 provided that presumed VAT credits computable as from September 1, 1994, would be equivalent to the amount resulting from applying the VAT rate on 61.11% of the net sales price to customers so that the tax obligation was reduced to 8% thereof as from April 1995. Presidential Decree No. 615/97 provided that the presumed VAT credit computable as from August 1, 1997, is equivalent to the one resulting from applying 100% on the VAT rate at the bet sale price to customers.

c) **Tax credit certificates:** Under Law No. 23,697, the Federal Government suspended the tax benefits during 1989 and 1990. Thus, the Company made payments on account of capital tax and VAT which, under such law, would be reimbursed to the Company through Debt Consolidation Bonds.

DGI (Argentine tax bureau) General Resolution No. 3838/94 regulated the way in which the abovementioned bonds would be obtained; based on that, the Company booked credits in the amount of 1,511,788 (historical value).

On September 17, 1996, the DGI advised the Company of the recognition of a larger amount in favor of the Company (2,194,142) (un-restated historical value) as a result of the application of the adjustment rate for the prior month used by the Company in the original filing. In addition, the Company booked a 148,853 (un-restated historical value) credit related to the reimbursement of VAT to be requested by other procedures.

The Ministry of Economy and Public Services and Works established through Resolution No. 580/96 that the credits against the Federal Government emerging from the suspension of the industrial promotion established in Law No. 23,697 and prior to April 1, 1991, will be settled through the delivery of Debt Consolidation Bonds.

On May 19, 1997, the Company was advised that the DGI provisionally recognized the amount indicated above.

As a result thereof, the Company booked the credit recognized at the listed price effective as of each fiscal period- or year-end which, as of March 31, 2007, and December 31, 2006, amounted to 1,229,537. An accrual has been booked for the full amount thereof.

d) **Customs duties and statistical rate:** Not paid by the Company for all the inputs imported and used in its operations in Tierra del Fuego under Law No. 19,640.

e) **Reimbursements in Argentine pesos:** Under Law No. 19,640, exports from the continent to Tierra del Fuego enjoy the benefit of these reimbursements.

Owing to the delay in payment by the Federal Government, the Company filed collection requests before Customs Authorities although such requests had unfavorable resolutions at administrative stages, (the proceedings are currently in the Customs Legal and Technical Department awaiting the issuance of the respective formal opinions) the Company's legal counsel and Management understand that the transactions were carried out within the regulatory framework of Law No. 19,640 and, consequently, it would be entitled to collect the rebates that the regulation then effective barred.

Following with the comments included in the previous points, the benefits related during the three-month period ended March 31, 2007, and 2006, amounted to:

	Periods ended March 31,	
	2007	2006
Value-added tax	13,297,548	8,867,442
Custom duties and statistical rate (estimated)	13,423,172	7,476,126

In addition and considering the tax system to which the Company is subject, as indicated above, as of March 31, 2007, the Company carried minimum presumed income tax credits in the amount of 1.9 million, and the Company and its subsidiary (Interclima S.A.) carried VAT credits in the amount of 4.4 million disclosed in noncurrent assets. The recoverability of such credits totaling 6.4 million in the consolidated financial statements and 1.9 million in the stand-alone financial statement depends, among other issues on whether the Companies are able to generate income subject to tax during the coming years. In this respect, the Company's Management understands that, based on its future business plan, such credits will be recoverable.

5. MAJOR CUSTOMERS

Sales with major customers as of the three-month periods ended March 31, 2007, and 2006, are:

	03/31/2007	03/31/2006
Volkswagen Argentina S.A.	30%	34%
Peugeot Citröen Argentina S.A.	23%	14%
Renault Argentina S.A.	21%	23%
General Motors Argentina	20%	19%
Mercedes Benz	5%	8%
Others	1%	2%

6. PARENT COMPANY

Parent company: Il Tevere S.A.
Registered office: Paseo Colón 221, Piso 4° - Buenos Aires, Argentina
Main business: holding company.
Voting rights: 76,47%
Shareholding percentage: 52%

7. INFORMATION ON RELATED PARTIES

For the three-month period ended March 31, 2007, and for the fiscal year ended December 31, 2006, the Company was engaged in transactions with its subsidiary, parent, and other related companies, being the receivable and payable amounts as follows:

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

	03/31/2007	12/31/2006
Other receivables		
IL TEVERE S.A. (2)	677,228	677,228
INTERCLIMA S.A. (1)	-	7,556,674
Total	677,228	8,233,902
Other liabilities (Noncurrent)		
INTERCLIMA S.A. (1)	7,460,633	-
Total	7,460,633	-

The transactions carried out with its subsidiary, parent, and other related companies, for the periods ended March 31, 2007 and 2006 are as follows:

	03/31/2007		
	Purchase of merchandise	**Loans**	**Other Services**
INTERCLIMA S.A. (1)	1,728,234	15,017,307	300,000
IL TEVERE S.A. (2)	-	-	-
	1,728,234	15,017,307	300,000

	03/31/2006		
	Purchase of merchandise	**Loans**	**Other Services**
INTERCLIMA S.A. (1)	934,738	2,629,152	300,000
IL TEVERE S.A. (2)	-	990	-
	934,738	2,630,142	300,000

(1) Subsidiary.
(2) Parent company.

8. INCOME TAX WITHHOLDING ON CASH DIVIDENDS

When dividends are paid in cash, in excess of taxable income as provided for in Income Tax Law, such excess shall be subject to a 35% withholding, as single and definitive payment. Earnings which are not subject to income tax as a result of the benefits provided by Law No. 19,640 are not subject to equalization tax.

9. OFFICIALLY STAMPED BOOKS

The books which were stamped and sealed after the related transactions are:

Journal No.	Officially stamped on	Transaction for the period
69	29-Aug-06	04/19/06 to 05/23/06
70	29-Aug-06	05/23/06 to 06/23/06
71	25-Sep-06	06/23/06 to 07/24/06
72	25-Sep-06	07/24/06 to 08/29/06
73	24-Nov-06	08/29/06 to 09/28/06
74	24-Nov-06	09/28/06 to 10/16/06
75	21-Dec-06	10/16/06 to 11/23/06
76	21-Dec-06	11/23/06 to 12/21/06

MIRGOR S.A.C.I.F.I.A.

10. SUBSEQUENT EVENTS

As of April 30, 2007, the Shareholders' Meeting approved based on the majority of votes the distribution of dividends in cash in the amount of 4,000,000.

11. SHAREHOLDING ACQUISITION

On December 21, 2006, the Company acquired a 95% equity interest in Capdo S.A., an affiliate of the group to which the parent company belongs, in the amount of 7,792,470, which was fully paid as of December 31, 2006. Such company owns a real property unit in the Province of Buenos Aires, which will allow, among other things, extending and improving the provision of goods produced to one of the car manufacturers with which the Company operates.

12. EARNINGS PER SHARE

Net income per share (basic and diluted) is calculated by dividing net income for each period allocable to common shares by the weighted average of outstanding common shares during the same periods. No transactions involving shares of common stock or possible shares of common stock have been performed as from the end of the year reported through the issuance of these financial statements.

13. FOREIGN INVESTOR INFORMATION REGULATIONS

These financial statements have been prepared in accordance with the foreign investors information regulations established by the CNV (Argentine Securities Commission) in Resolution No. 368, as amended, Chapter XXIII, Exhibit III; and based on the above, have been prepared in accordance with professional accounting standards effective in Argentina. The effects of differences between professional accounting standards effective in Argentina and those effective in other countries where these financial statements may be used have not been quantified.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

EXHIBIT "C"

SHARES, DEBENTURES, OTHER SECURITIES ISSUED IN SERIES,

AND INTEREST IN ANOTHER COMPANY

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007,

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.2)

Securities name and characteristics	2007				
	Face value	Amounts	Cost value	Value obtained by the equity method	Book value
Noncurrent investments: Companies under section 33, Law No. 19,550 - Subsidiaries and affiliates					
INTERCLIMA S.A.	1	11,996	8,815,917	30,644,700	30,644,700
CAPDO S.A.	1	6,650,000	7,792,470	7,385,748	7,385,748
Total noncurrent investments					38,030,448

Securities name and characteristics	2007						2006
	Information on the issuer						
		Last financial statements issued					
	Main business activity	Date	Capital	Income (loss) for the year	Shareholders' equity	Equity interest %	Book value
Noncurrent investments: Companies under section 33, Law No. 19,550 - Subsidiaries and affiliates							
INTERCLIMA S.A.	Manufacturing of autoparts and exchangers for air conditioning and heating systems	03/31/07	12,000	(1,297,473)	35,195,874	99.97%	32,178,801
CAPDO S.A.	Real estate broker	03/31/07	7,000,000	93,009	6,482,945	95.00%	7,297,390
Total noncurrent investments							39,476,191

MIRGOR

SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA.

EINSTEIN 1111 – RIO GRANDE

TIERRA DEL FUEGO

ESTADOS CONTABLES POR EL PERIODO INICIADO

EL 1° DE ENERO Y FINALIZADO EL 31 DE MARZO DE 2007

JUNTAMENTE CON EL INFORME DE REVISION LIMITADA

Y DE LA COMISION FISCALIZADORA.

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

INFORME DE REVISION LIMITADA DE ESTADOS CONTABLES DE PERIODOS INTERMEDIOS

A los Señores Presidente y Directores de

MIRGOR S.A.C.I.F.I.A.
(C.U.I.T.: 30-57803607-1)

1. Hemos efectuado una revisión limitada del estado de situación patrimonial adjunto de MIRGOR S.A.C.I.F.I.A. al 31 de marzo de 2007 y los correspondientes estados de resultados, de evolución del patrimonio neto y de flujo de efectivo por el período de tres meses finalizado en esa fecha. Asimismo, hemos efectuado una revisión limitada del estado de situación patrimonial consolidado adjunto de MIRGOR S.A.C.I.F.I.A. y su sociedades controladas al 31 de marzo de 2007 y los correspondientes estados consolidados de resultados y de flujo de efectivo por el período de tres meses finalizado en dicha fecha, que se exponen como información complementaria. Dichos estados contables son responsabilidad de la Dirección de la Sociedad.

2. Excepto por lo indicado en el párrafo 3., nuestra revisión fue realizada de acuerdo con las normas de la Resolución Técnica N° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas aplicables a la revisión limitada de estados contables de períodos intermedios. De acuerdo con dichas normas, una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de una revisión es sustancialmente menor al de una auditoría de estados contables, cuyo objetivo es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión.

3. No hemos efectuado una revisión limitada sobre los estados contables de la sociedad controlada Capdo S.A. al 31 de marzo de 2007, utilizados para valuar la inversión en dicha sociedad mediante el método de valor patrimonial proporcional e incorporados en los estados contables consolidados de MIRGOR S.A.C.I.F.I.A. con sus sociedades controladas a dicha fecha. Esta inversión representa al 31 de marzo de 2007 el 3,7% del total del activo, 1,0% del total del resultado a esa fecha de MIRGOR S.A.C.I.F.I.A. y 3,2% de los activos consolidados de MIRGOR S.A.C.I.F.I.A y sus sociedades controladas.

4. Al 31 de marzo de 2007 la Sociedad y su sociedades controladas mantenían registrados créditos fiscales no corrientes en concepto de impuesto a la ganancia mínima presunta e impuesto al valor agregado por un total de $6.417.075 cuya recuperabilidad depende de que las sociedades generen suficientes ingresos gravados para su absorción. A la fecha de emisión de este informe no es posible estimar el importe que se recuperará de dichos créditos.

5. Basados en nuestra revisión, excepto por el efecto de los ajustes, si los hubiera, que pudieran haberse requerido de no haber mediado la limitación en el alcance descripta en el párrafo 3.,no hemos tomado conocimiento de ninguna modificación significativa que deba efectuarse a los estados contables mencionados en el párrafo 1. para que los mismos estén presentados de conformidad con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina, y las normas pertinentes de la Ley de Sociedades Comerciales y de la Comisión Nacional de Valores. Esta manifestación debe ser leída considerando la incertidumbre descripta previamente en el párrafo 4. cuya resolución no puede determinarse a la fecha de este informe.

6. En relación con el estado de situación patrimonial de MIRGOR S.A.C.I.F.I.A. y de MIRGOR S.A.C.I.F.I.A. y su sociedades controladas al 31 de diciembre de 2006 y a los estados de resultados, de evolución del patrimonio neto y de flujo de efectivo de MIRGOR S.A.C.I.F.I.A. y de MIRGOR S.A.C.I.F.I.A. y su sociedades controladas por el período de tres meses finalizado el 31 de marzo de 2006, presentados con propósitos comparativos, informamos que:

   (a) Hemos emitido con fecha 9 de marzo de 2007 un informe de auditoría de los estados contables de MIRGOR S.A.C.I.F.I.A. y de MIRGOR S.A.C.I.F.I.A. y su sociedades controladas al 31 de diciembre de 2006, el cual incluyó una salvedades (a) por limitación en el alcance sobre la inversión en la sociedad vinculada Capdo S.A. (b) indeterminada en relación con la recuperabilidad de ciertos créditos fiscales cuyo saldo ascendía a $6.079.408. No hemos auditado ningún estado contable a ninguna fecha y por ningún período posterior al 31 de diciembre de 2006.

   (b) Hemos emitido con fecha 11 de mayo de de 2006 un informe de revisión limitada de los estados contables de MIRGOR S.A.C.I.F.I.A. y de MIRGOR S.A.C.I.F.I.A. y su sociedad controlada por el período de tres meses finalizado el 31 de marzo 2006, el cual incluyó una salvedad indeterminada en relación con la recuperabilidad de ciertos créditos fiscales cuyo saldo ascendía a $5.998.669.

7. En cumplimiento de disposiciones vigentes, informamos que:

   (a) Los estados contables mencionados en el párrafo 1. se encuentran asentados en el libro Inventarios y Balances.

   (b) Excepto por lo indicado en la Nota 9 a los estados contables adjuntos los estados contables de MIRGOR S.A.C.I.F.I.A. surgen de registros contables llevados, en sus aspectos formales, de conformidad con las normas legales vigentes.

   La información contenida en los puntos 2., 3. y 5. de la "Reseña Informativa por el período de tres meses finalizado el 31 de marzo de 2007", presentada por la Sociedad para cumplimentar las normas de la Comisión Nacional de Valores y de la Bolsa de Comercio de Buenos Aires, surge de los estados contables al 31 de marzo de 2007 adjuntos y al 31 de marzo de 2006, 2005, 2004 y 2003, para este último luego de dar efecto a la reexpresión en moneda constante hasta el 28 de febrero de 2003 tal como se detalla en la Nota 1.b) a los estados contables individuales adjuntos, que no se incluyen en el documento adjunto, sobre los cuales emitimos nuestros informes de revisión limitada de fechas 11 de mayo de 2006, 11 de mayo de 2005, 11 de mayo de 2004 y 19 de mayo de 2003, respectivamente, a los cuales nos remitimos y que deben ser leídos con este informe conjuntamente.

   (c) Al 31 de marzo de 2007, la deuda devengada en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones, que surge de los registros contables de la Sociedad, asciende a $222.695, no siendo exigible a esa fecha.

Ciudad Autónoma de Buenos Aires,
11 de mayo de 2007

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. – T° 1 F° 13

Karén Grigorian
(Socio)
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A. T° 175 F° 031

DIRECTORIO

MIRGOR S.A.C.I.F.I.A.

PRESIDENTE

Lic. Roberto G. Vazquez (*)

VICEPRESIDENTE

Dr. José Luis Caputo

DIRECTORES TITULARES

Ing. Jorge Antonio Caputo
Sr. José Fara (*)
Ing. Alejandro Carrera (*)

DIRECTORES SUPLENTES

Dr. Diego García Villanueva
Dr. Mauricio Blacher
Dr. Fabio Rozemblun
Lic. Martín Basaldúa
Dr. Eduardo Garcia Terán

COMISION FISCALIZADORA

Síndicos Titulares

Dr. Julio Cueto Rua
Dr. Mario Volman
Dr. Andrés Mercau Saavedra

Síndicos Suplentes

Dra.Maria Andrea Rabal
Dr. Hugo Kaplan
Dra. Maria Eugenia Ramirez

(*) Integrantes del Comité de auditoría

Domicilio Legal: Einstein 1111 – Río Grande – Tierra del Fuego.
Actividad Principal de la Sociedad: Manufactura de acondicionadores de aire para rodados.
Fecha de Inscripción en el Registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la última reforma del estatuto: 12 de agosto de 2004.

Fecha de finalización del plazo de duración: 31 de mayo de 2070.

EJERCICIO ECONOMICO N° 37, INICIADO EL 1 DE ENERO DE 2007
RESEÑA INFORMATIVA (*)
Por el período finalizado el 31 de MARZO de 2007
(Cifras expresadas en pesos – ver Nota 1.b)

1. BREVE COMENTARIO SOBRE ACTIVIDADES DE LA SOCIEDAD EN EL PERIODO

El primer trimestre del año mantuvo la tendencia de crecimiento con la que terminó el año 2007.
A pesar de tener una serie de noticias políticas no muy favorables y empezar a vivirse un clima muy vinculado a las elecciones del año, la confianza de los consumidores se mantuvo estable.
Sigue preocupando la situación de precios y las pujas de precios relativos que sufre una buena parte de nuestra economía. En este punto se destaca, fundamentalmente el tema salarial y los pisos que se han fijado para las negociaciones del año 2007. Muchos de los valores nominales que aparecen como acuerdos de incrementos de salarios se ven superados en la realidad por otros factores que modifican las pautas que se publican.

La Compañía tuvo un trimestre que acompañó en sus volúmenes de venta al crecimiento que experimentó la producción automotriz.
También en el rubro de la climatización residencial se registraron aumentos, aunque en porcentajes menores a los de la industria automotriz.
A pesar de que se esperaban buenos resultados de ventas internas de vehículos, la performance de los primeros meses del año no dejó de sorprender.
Los precios de los autos registraron algunos aumentos, luego de las peleas que mantuvieran las terminales con el Secretario de Comercio Interior.

La actividad de Mirgor tuvo su más importante novedad al concretarse el lanzamiento de la producción del Citroen C4, presentado en el mercado durante el mes de abril.
Además, la Empresa concretó la negociación con Daimler Chrysler para el abastecimiento de su nuevo proyecto en Argentina. Se está trabajando en el lanzamiento y se espera concretar las primeras entregas durante el corriente año.

La producción en la industria automotriz del primer trimestre creció un 26,5% y se anuncia que la producción superará las 500.000 unidades, tal cual está previsto en las proyecciones de Mirgor.
El mercado local continua aumentando la absorción de autos producidos localmente gracias al mayor poder adquisitivo de los ingresos de los habitantes del país.

Las ventas de Mirgor de sistemas de climatización, en este trimestre, en unidades, aumentaron un 32,3% con relación al primer trimestre de 2006, una cifra similar a la registrada en el período1er trimestre 2006 vs. 1er trimestre 2005. Algunos productos de Mirgor han tenido crecimientos de más del 80% en el período.

Las ventas de sistemas de climatización para autos con aire acondicionado crecieron un 47,5% durante el primer trimestre del año con relación al 1er trimestre de 2006, manteniendo la tendencia de aumento que tiene la producción de autos con aire acondicionado en nuestro país. Ya se ha superado el 80% de participación de estos productos en el mix de ventas de Mirgor por 4 trimestre consecutivo

En el caso de los tableros de instrumentos, se produjo una caída del 36,6% por la sustitución de producción que experimentan los productos de Volkswagen gracias al éxito del modelo Suran.

Las ventas de aire acondicionado residencial también aumentaron en el período, pasando de 16.731 unidades en el primer trimestre del año anterior a 20.217 en este trimestre, lo que representa un aumento del 20,8%.

2. ESTRUCTURA PATRIMONIAL CONSOLIDADA

	31/03/2007	31/03/2006	31/03/2005	31/03/2004	31/03/2003
Activo Corriente	201.501.070	154.029.930	88.637.108	69.542.984	64.443.113
Activo no Corriente	53.890.288	25.400.097	25.663.150	32.084.992	37.501.188
Total del Activo	255.391.358	179.430.027	114.300.258	101.627.976	101.944.301
Pasivo Corriente	119.054.671	90.101.654	47.188.002	38.950.678	31.856.899
Pasivo no Corriente	5.852.374	769.137	3.705.127	6.921.002	13.091.835
Total del Pasivo	124.907.045	90.870.791	50.893.129	45.871.680	44.948.734
Participación Minoritaria	11.720	7.689	5.492	4.316	3.789
Patrimonio Neto	130.472.593	88.551.547	63.401.637	55.751.980	56.991.778
Total de Pasivo y Patrimonio Neto	255.391.358	179.430.027	114.300.258	101.627.976	101.944.301

3. ESTRUCTURA DE RESULTADOS CONSOLIDADOS

	31/03/2007	31/03/2006	31/03/2005	31/03/2004	31/03/2003
Resultado operativo ordinario	8.704.644	5.247.898	3.895.796	1.333.738	(453.103)
Resultados financieros	(419.492)	987.185	(3.054.086)	(679.802)	182.667
Otros (egresos) / ingresos	251.997	14.068	85.970	(34.916)	(985.552)
Impuesto a las ganancias	(479.617)	(109.295)	(216.385)	(257.623)	(49.983)
Resultado participación minoritaria	432	(373)	(296)	(198)	(259)
Resultado neto	8.057.964	6.139.483	710.999	361.199	(1.306.230)

4. DATOS ESTADÍSTICOS (1)

Volumen de unidades		31/03/2007		31/03/2006		31/03/2005		31/03/2004		31/03/2003	
		Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.
Producción	(2)	104.078	104.078	87.045	87.045	35.812	35.812	48.844	48.844	37.810	37.810
Ventas	(3)	73.140	73.140	66.450	66.450	46.470	46.470	42.811	42.811	38.270	38.270
- Locales		69.383	69.383	56.240	56.240	33.414	33.414	25.893	25.893	14.064	14.064
Equipos c/aire		40.085	40.085	27.150	27.150	18.198	18.198	15.506	15.506	5.578	5.578
Equipos s/aire		6.203	6.203	7.817	7.817	7.503	7.503	6.199	6.199	4.979	4.979
Tableros		2.878	2.878	4.542	4.542	4.899	4.899	4.188	4.188	3.507	3.507
AA Res.		20.217	20.217	16.731	16.731	2.814	2.814				
- Exportación		3.757	3.757	10.210	10.210	13.056	13.056	16.918	16.918	24.206	24.206

(1) A partir del ejercicio 2004 se exponen las unidades vendidas por Interclima S.A. como dato estadístico.
(2) Incluye aquella relacionada con Interclima S.A.
(3) No se incluyen las unidades vendidas entre las compañías.

5. INDICES

	31/03/2007	31/03/2006	31/03/2005	31/03/2004	31/03/2003
Liquidez	1,69	1,71	1,88	1,79	2,02
Solvencia	1,04	0,97	1,25	1,22	1,27
Inmovilización del capital	0,21	0,14	0,22	0,32	0,37

6. COTIZACIONES (valores a tanto por 1$ de valor nominal)

ENE 06	ENE 07	FEB 06	FEB 07	MAR 06	MAR 07
40.20	88.50	48.90	98.00	53.00	88.00

7. PERSPECTIVAS

Se espera que evolucione favorablemente las proyecciones de producción de nuestros clientes sumado a la incorporación de nuevos productos, tanto en lo que respecta al segmento automotriz como al residencial.

Buenos Aires, 11 de mayo de 2007

Dr. José Luis Caputo
Vicepresidente en ejercicio
de la Presidencia

(*) Información no cubierta por el informe de auditoría excepto 2, 3 y 5.

ESTADOS CONTABLES CORRESPONDIENTES AL EJERCICIO ECONOMICO N° 37, POR EL PERIODO DE TRES MESES INICIADO EL 1° DE ENERO Y FINALIZADO EL 31 DE MARZO DE 2007, COMPARATIVO CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

Domicilio legal: Einstein 1111 – Río Grande – Tierra del Fuego.

Actividad principal: Manufactura de acondicionadores de aire para rodados.

Fecha de Inscripción en el registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la primera reforma del estatuto: 1° de julio de 1994.
- De la última reforma del estatuto: 12 de agosto de 2004.

Número de registro en la Inspección General de Justicia (I.G.J.) 40.071

Fecha de vencimiento del Estatuto: 31 de mayo de 2070.

Sociedad Controlante: Ver en Nota 6 a los estados contables individuales.

Composición del capital: Ver Nota 3 a los estados contables individuales.

Sociedad no adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria.

	PESOS
20.000.000 de acciones ordinarias de valor nominal $0,10 c/u. Suscripto, integrado, emitido e inscripto en el Registro Público de Comercio.	2.000.000

Información complementaria

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO AL 31 DE MARZO DE 2007
COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2007	31/12/2006
ACTIVO		
ACTIVO CORRIENTE		
Caja y bancos - Nota 2	7.841.021	19.019.000
Créditos por ventas - Nota 2	83.745.813	134.965.182
Créditos fiscales - Nota 2	2.581.678	2.468.448
Otros créditos - Nota 2	724.719	733.456
Bienes de cambio - Nota 2	106.607.839	95.283.236
TOTAL DEL ACTIVO CORRIENTE	201.501.070	252.469.322
ACTIVO NO CORRIENTE		
Créditos fiscales - Nota 2	8.768.111	7.049.188
Otros créditos - Nota 2	677.228	677.228
Bienes de uso - Nota 1.f.a)	35.347.241	35.527.012
Inversiones - Nota 2	8.570.043	8.612.700
Activos intangibles - Nota 1.f.b)	6.528	34.621
SUBTOTAL DEL ACTIVO NO CORRIENTE	53.369.151	51.900.749
Llave de negocio	521.137	521.137
TOTAL DEL ACTIVO NO CORRIENTE	53.890.288	52.421.886
TOTAL DEL ACTIVO	255.391.358	304.891.208

Las notas 1 a 4 y el anexo H a los estados consolidados y las notas 1 a 13 y el anexo C a los estados contables individuales de MIRGOR S.A.C.I.F.I.A son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

Información complementaria

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO AL 31 DE MARZO DE 2007
COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2007	31/12/2006
PASIVO		
PASIVO CORRIENTE		
Deudas comerciales - Nota 2	86.762.803	138.988.759
Remuneraciones, cargas sociales y fiscales - Nota 2	9.548.871	10.413.234
Anticipos de clientes - Nota 2	1.914.109	1.900.930
Préstamos - Nota 2	16.512.275	22.265.485
Otros pasivos - Nota 2	4.316.613	3.456.416
TOTAL DEL PASIVO CORRIENTE	119.054.671	177.024.824
PASIVO NO CORRIENTE		
Préstamos - Nota 2	4.945.266	4.825.493
Deudas fiscales - Nota 2	270.463	405.695
Otros pasivos - Nota 2	636.645	208.415
TOTAL DEL PASIVO NO CORRIENTE	5.852.374	5.439.603
TOTAL DEL PASIVO	124.907.045	182.464.427
PARTICIPACION DE TERCEROS EN SOCIEDADES CONTROLADAS	11.720	12.152
PATRIMONIO NETO	130.472.593	122.414.629
TOTAL DEL PASIVO, PARTICIPACION DE TERCEROS Y PATRIMONIO NETO	255.391.358	304.891.208

Las notas 1 a 4 y el anexo H a los estados consolidados y las notas 1 a 13 y anexo C a los estados contables individuales de MIRGOR S.A.C.I.F.I.A son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

Información complementaria

ESTADO DE RESULTADOS CONSOLIDADO CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2007, COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2007	31/03/2006
Ventas netas de bienes (incluye beneficios fiscales de I.V.A. por 18.143.056 y de 12.165.232 respectivamente)	114.955.606	79.119.408
Costo de los bienes vendidos - Anexo F	(97.126.729)	(65.986.493)
GANANCIA BRUTA	17.828.877	13.132.915
Gastos de administración - Anexo H	(5.786.167)	(4.057.601)
Gastos de comercialización - Anexo H	(3.338.066)	(3.827.416)
Resultados financieros y por tenencia generados por activos:		
Intereses	504.930	346.610
Diferencia de cambio	(1.640)	98.555
Resultado por tenencia de bienes de cambio	1.316.129	914.235
Previsión para desvalorización de créditos fiscales	-	841.010
Previsión para desvalorización y obsolescencia de bienes de cambio	(213.799)	(61.736)
Resultados financieros y por tenencia generados por pasivos:		
Intereses	(1.310.699)	(937.723)
Diferencia de cambio	(714.413)	(213.766)
Otros ingresos - Neto	251.997	14.068
GANANCIA ANTES DEL IMPUESTO A LAS GANANCIAS	8.537.149	6.249.151
Impuesto a las ganancias	(479.617)	(109.295)
GANANCIA DESPUES DEL IMPUESTO A LAS GANANCIAS	8.057.532	6.139.856
Participación de terceros en sociedades controladas	432	(373)
GANANCIA NETA DEL PERIODO	8.057.964	6.139.483

Las notas 1 a 4 y el anexo H a los estados consolidados y las notas 1 a 13 y el anexo C a los estados contables individuales de MIRGOR S.A.C.I.F.I.A son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

Información complementaria

ESTADO DE FLUJO EFECTIVO (1) CONSOLIDADO CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2007, COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2007	31/03/2006
VARIACIONES DEL EFECTIVO		
Efectivo al inicio del ejercicio	19.019.000	19.024.378
Efectivo al cierre del período	7.841.021	12.906.861
(Disminución) neto del efectivo	(11.177.979)	(6.117.517)
CAUSAS DE LAS VARIACIONES DEL EFECTIVO		
ACTIVIDADES OPERATIVAS		
Ganancia neta del período	8.057.964	6.139.483
Intereses y diferencia de cambio devengada sobre deuda	642.843	325.755
Impuesto a las ganancias	479.617	109.295
Ajustes para arribar al flujo neto de efectivo (utilizado en) las actividades operativas		
Depreciaciones de bienes de uso y amortizaciones de activos intangibles	845.621	706.168
Depreciaciones de inversiones	42.657	-
Resultado (ganancia) por venta de bienes de uso	-	(29.424)
Participación minoritaria	(432)	373
Aumento de la previsión para desvalorización y obsolescencia de bienes de cambio	213.799	61.736
(Disminución) de la previsión para desvalorización de créditos fiscales	-	(841.010)
Variación en activos y pasivos operativos		
Disminución de créditos por ventas	51.219.369	27.109.680
(Aumento) de bienes de cambio	(11.538.402)	(24.693.810)
Disminución otros créditos	8.737	-
(Disminución) de deudas comerciales	(52.225.956)	(8.529.148)
(Disminución) Aumento de remuneraciones, cs. sociales y fiscales (neto de créditos fiscales)	(3.481.365)	1.436.250
Aumento (Disminución) de anticipo de clientes	13.179	(8.695.358)
Aumento (Disminución) otros pasivos	1.288.427	(319.192)
Intereses pagados	(468.760)	(257.547)
FLUJO NETO DE EFECTIVO (UTILIZADO EN) LAS ACTIVIDADES OPERATIVAS	(4.902.702)	(7.476.749)

(1) Considerando como efectivo a caja y bancos.

Las notas 1 a 4 y el anexo H a los estados consolidados y las notas 1 a 13 y el anexo C a los estados contables individuales de MIRGOR S.A.C.I.F.I.A son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

Información complementaria

ESTADO DE FLUJO EFECTIVO (1) CONSOLIDADO CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2007, COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2007	31/03/2006
ACTIVIDADES DE INVERSION		
Altas de bienes de uso	(637.757)	(1.042.192)
Ventas de bienes de uso	-	29.424
FLUJO NETO DE EFECTIVO (UTILIZADO EN) LAS ACTIVIDADES DE INVERSION	(637.757)	(1.012.768)
ACTIVIDADES DE FINANCIACIÓN		
Cancelación de préstamos	(14.637.520)	(3.628.000)
Ingreso por préstamos	9.000.000	6.000.000
FLUJO NETO DE EFECTIVO (UTILIZADO EN) GENERADO POR LAS ACTIVIDADES DE FINANCIACION	(5.637.520)	2.372.000
(DISMINUCION) NETA DEL EFECTIVO	(11.177.979)	(6.117.517)

(1) Considerando como efectivo a caja y bancos.

Las notas 1 a 4 y el anexo H a los estados consolidados y las notas 1 a 13 y el anexo C a los estados contables individuales de MIRGOR S.A.C.I.F.I.A son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Normas contables aplicables en la preparación y presentación de los estados contables:

De acuerdo con lo dispuesto por la Resolución Nro. 368 de la Comisión Nacional de Valores, la publicación de los estados contables consolidados deben presentarse precediendo a los estados contables individuales de la emisora. Esta disposición sólo implica un cambio de ubicación de la información consolidada, no modificando el carácter de información principal de los estados contables individuales y de complementario el de los estados contables consolidados, de acuerdo con lo establecido por la Ley de Sociedades Comerciales y las normas contables profesionales vigentes. Por tal motivo y para su correcta interpretación, los presentes estados contables consolidados deben ser leídos conjuntamente con los estados contables individuales.

b) Reexpresión en moneda homogénea

Las normas contables profesionales establecen que los estados contables deben expresarse en moneda homogénea. En un contexto de estabilidad monetaria, la moneda nominal es utilizada como moneda homogenea y, en un contexto de inflación o deflación, los estados contables deben expresarse en moneda de poder adquisitivo de la fecha a la cual corresponden dando reconocimiento contable a las variaciones en el Indice de Precios Internos Mayoristas (IPIM) publicado por el Instituto Nacional de Estadísticas y Censos, de acuerdo con el método de reexpresión establecido en la Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.).

Los estados contables de la Sociedad reconocen las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003 de acuerdo con lo requerido por el Decreto 664/2003 del Poder Ejecutivo Nacional y la Resolución General N° 441 de la Comisión Nacional de Valores. Las normas contables profesionales, establecen que la discontinuación en la aplicación del método de reexpresión establecido en la RT N° 6 debió efectuarse a partir del 1° de octubre de 2003. Los efectos de no haberse reconocido las variaciones del poder adquisitivo de la moneda hasta esta última fecha no han sido significativas en relación a los presentes estados contables.

c) Síntesis de los criterios de valuación y exposición:

Los criterios de valuación y exposición de los estados contables consolidados son similares a los expuestos en la Nota 1 a los estados contables individuales, excepto por la valuación de la inversión en sociedades controladas que en los presentes estados consolidados han sido incorporadas línea por línea siguiendo los criterios de la Resolución Técnica N° 21 de la F.A.C.P.C.E. con las eliminaciones

correspondientes y las inversiones en inmuebles han sido valuadas a su valor corriente a la fecha de adquisición (Nota 11) neto de depreciaciones del ejercicio por 42.657.

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

d) Bases de consolidación:

Siguiendo el procedimiento establecido en la Resolución Técnica N°21 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, MIRGOR S.A.C.I.F.I.A ha consolidado línea por línea sus estados contables al 31 de diciembre de 2006 y 31 de marzo de 2007 y 2006, según corresponda, con los de su controlada Interclima Sociedad Anónima. Asimismo, para los estados contables cerrados el 31 de diciembre 2006 y 31 de marzo de 2007, con la adquisición de CAPDO S.A., los estados contables consolidados a esta fecha incluyen la consolidación de la mencionada sociedad.

Los datos que reflejan el control societario son los siguientes:

Sociedad controlada	% de participación en el capital Ordinario y en votos posibles al 31/03/2007, 31/12/2006 y 31/03/2006			Fecha de cierre del período – último estado contable emitido
Interclima Sociedad Anónima	99,9667	99,9667	99,9667	31/03/2007
CAPDO Sociedad Anónima	95,00	95,00	-	31/03/2007

En la consolidación, los importes de la inversión en las sociedades controladas y la participación en sus resultados y flujos de efectivo se reemplazan por la totalidad de los activos, pasivos, resultados y flujos de efectivo de las mismas, reflejando separadamente la participación minoritaria de terceros en sociedades controladas. Los créditos, deudas y las operaciones entre miembros del grupo consolidado se eliminan en la consolidación. Los resultados originados por operaciones entre miembros del grupo consolidado no trascendidos a terceros y contenidos en los saldos finales de activos y pasivos, han sido eliminados.

e) Estados contables utilizados en la consolidación:

Para la preparación de los estados consolidados al 31 de diciembre de 2006, 31 de marzo de 2007 y 2006, se utilizaron los estados contables de: 1) Interclima Sociedad Anónima a dichas fechas, los que cuentan con un informe de auditor de fecha 9 de marzo 2007, y de revisión limitada de fecha 11 de mayo de 2007 y 2006, respectivamente, los cuales contienen una salvedad determinada por la discrepancia en la valuación del pasivo por impuesto a las ganancias; (dicho ajuste ha sido considerado para la valuación de la inversión y

en consecuencia en los presentes estados contables consolidados), y con una salvedad indeterminada relacionada con la incertidumbre vinculada con la recuperabilidad de ciertos créditos fiscales. 2) CAPDO Sociedad Anónima al 31 de diciembre de 2006 que cuenta con un informe de auditor sin salvedades de fecha 26 de febrero de 2007, y de revisión limitada de fecha 10 de mayo de 2007.

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

f) Evolución de bienes de uso y activos intangibles:

a) Bienes de uso:

	31/03/07	31/12/06
Saldo al inicio	35.527.012	17.908.861
Altas	637.757	20.911.952
Altas por incorporación de sociedad	-	108.078
Depreciaciones	(817.528)	(3.401.879)
Saldo al cierre	35.347.241	35.527.012

b) Activos intangibles:

	31/03/07	31/12/06
Saldo al inicio	34.621	195.345
Amortizaciones	(28.093)	(160.724)
Saldo al cierre	6.528	34.621

g) Estados contables comparativos:

Los saldos al 31 de diciembre de 2006 y 31 de marzo de 2006 incluyen cambios menores de exposición para adecuar su presentación a la del período finalizado el 31 de marzo de 2007.

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	31/03/2007	31/12/2006
ACTIVO CORRIENTE		
Caja y bancos		
Caja en moneda nacional	33.745	175.194
Caja en moneda extranjera	68.082	12.263
Bancos en moneda nacional	5.781.136	16.975.903
Bancos en moneda extranjera	1.958.058	1.855.640
	7.841.021	19.019.000
Créditos por ventas		
Deudores por ventas	83.980.446	135.208.985
Deudores por ventas en moneda extranjera	614.222	605.052
Previsión para deudores incobrables	(848.855)	(848.855)
	83.745.813	134.965.182
Créditos fiscales		
I.V.A. saldo a favor	292.302	120.370
Retenciones y percepciones	2.289.376	1.954.704
Otros	-	393.374
	2.581.678	2.468.448
Otros créditos		
Seguros a devengar	48.722	193.659
Préstamos y adelantos al personal	159.838	150.063
Otros	516.159	389.734
	724.719	733.456
Bienes de cambio		
Productos elaborados	30.303.480	28.235.117
Materia prima	73.293.310	55.759.170
Subtotal	103.596.790	83.994.287
Materia prima en tránsito	11.152.260	20.429.903
Anticipos a proveedores en moneda nacional	3.178.813	1.239.334
Anticipos a proveedores en moneda extranjera	1.666.646	2.392.583
Previsión para desvalorización de bienes de cambio	(12.986.670)	(12.772.871)
	106.607.839	95.283.236

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 – **COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación**

	31/03/2007	31/12/2006
ACTIVO NO CORRIENTE		
Créditos fiscales		
I.V.A. crédito fiscal	4.447.223	4.248.440
Impuesto a la ganancia mínima presunta	1.969.852	1.853.274
Retención impuesto a las ganancias	1.354.245	929.750
Retenciones y percepciones de ingresos brutos	917.752	-
Reintegros a cobrar en moneda nacional	1.896.293	1.882.494
Beneficios promocionales a cobrar	1.229.537	1.229.537
Otros	80.458	32.942
Previsión para desvalorización de créditos fiscales	(3.127.249)	(3.127.249)
	8.768.111	7.049.188
Otros créditos		
Sociedad Art. 33 y otras sociedades relacionadas - Nota 3	677.228	677.228
	677.228	677.228
Inversiones		
Acciones Soc. art. 33 Ley 19550	8.570.043	8.612.700
	8.570.043	8.612.700
PASIVO CORRIENTE		
Comerciales		
Proveedores	46.785.719	103.353.666
Proveedores en moneda extranjera	39.977.084	35.635.093
	86.762.803	138.988.759
Remuneraciones, cargas sociales y fiscales		
Sueldos y cargas sociales	2.190.190	3.190.825
Provisión para vacaciones y S.A.C.	1.037.899	829.685
Provisión para impuesto a las ganancias	152.067	-
Tasa seguridad e higiene	571.604	720.794
Ingresos brutos a pagar	666.557	756.122
Retenciones y percepciones	350.787	462.282
Otras deudas fiscales	4.579.767	4.453.526
	9.548.871	10.413.234

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/03/2007	31/12/2006
Anticipos de clientes		
En moneda nacional	1.914.109	1.900.930
	1.914.109	1.900.930
Préstamos		
Financieros en moneda local	15.065.728	17.598.806
Financieros en moneda extranjera	1.446.547	4.666.679
	16.512.275	22.265.485
Otros pasivos		
Provisión para honorarios directores	3.386.281	2.526.281
Regalías a pagar	867.887	857.640
Otros	62.445	72.495
	4.316.613	3.456.416
PASIVO NO CORRIENTE		
Préstamos		
Financieros en moneda extranjera	4.945.266	4.825.493
	4.945.266	4.825.493
Deudas fiscales		
Ingresos brutos a pagar	270.463	405.695
	270.463	405.695
Otros pasivos		
Pasivo por impuesto a las ganancias diferido (1)	636.645	208.415
	636.645	208.415

(1) Al 31 de marzo de 2007 y 31 de diciembre de 2006, neto de 2.574.459 y 2.659.953 respectivamente, correspondiente a la previsión para desvalorización del crédito por impuesto a las ganancias diferido.

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 3 – INFORMACIÓN SOBRE PARTES RELACIONADAS

Los saldos con sociedades relacionadas al 31 de marzo de 2007 y por el ejercicio finalizado el 31 de diciembre de 2006, son los siguientes:

	31/03/2007	31/12/2006
Otros créditos (No corrientes)		
IL TEVERE S.A. (1)	677.228	677.228
Total	677.228	677.228

(1) Sociedad controlante.

NOTA 4 – INFORMACIÓN POR SEGMENTOS

La Sociedad y la sociedad controlada Interclima S.A. operan en los segmentos de negocio de climatización automotriz y residencial. Los criterios de valuación aplicables para preparar la información por segmentos de negocios son los descriptos en la Nota 1 de los presentes estados contables.

	CLIMATIZACION		
INGRESOS	**AUTOMOTRIZ**	**RESIDENCIAL**	**TOTAL**
Ventas (netas de intereses implicitos)	73.738.702	23.073.848	96.812.550
Beneficio Fiscal	13.297.548	4.845.508	18.143.056
Total	87.036.250	27.919.356	114.955.606
PATRIMONIAL			
Activos Asignados	213.455.859	41.935.499	255.391.358
Altas de bienes de uso	491.452	146.305	637.757

ANEXO "H"

INFORMACION REQUERIDA POR EL APARTADO I INCISO b) DEL ART. 64 DE LA LEY NRO. 19.550 CONSOLIDADOS CORRESPONDIENTE POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2007 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2007				31/03/2006
Rubros	Costos de producción	Gastos de administración	Gastos de comercialización	Total	Total
Sueldos y jornales	7.069.684	1.840.192	186.392	9.096.268	5.011.931
Contribución y beneficios sociales	1.439.262	497.425	56.994	1.993.681	1.756.522
Seguros	410.838	25.009	2.023	437.870	319.166
Honorarios y gastos de capacitación	342.863	661.011	-	1.003.874	714.310
Impuestos, tasas y contribuciones	923.629	256.114	776.516	1.956.259	2.492.559
Mantenimiento	396.804	337.367	-	734.171	231.765
Depreciación de bienes de uso	543.685	267.099	6.744	817.528	665.987
Amortizaciones de activos intangibles	3.916	24.177	-	28.093	40.181
Alquileres	717.973	-	-	717.973	557.029
Gastos de nacionalización y despacho	1.834.792	-	-	1.834.792	1.561.444
Regalías	-	-	679.678	679.678	500.843
Transporte, fletes y acarreos	5.969.655	-	1.458.465	7.428.120	7.054.491
Gastos bancarios	-	1.310.060	-	1.310.060	816.481
Energía	126.906	-	-	126.906	87.346
Movilidad	-	82.577	-	82.577	77.975
Diversos	724.338	485.136	171.254	1.380.728	1.161.570
Total 31/03/2007	20.504.345	5.786.167	3.338.066	29.628.578	
Total 31/03/2006	15.164.583	4.057.601	3.827.416		23.049.600

ESTADO DE SITUACION PATRIMONIAL AL 31 DE MARZO DE 2007
COMPARATIVO CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2007	31/12/2006
ACTIVO		
ACTIVO CORRIENTE		
Caja y bancos - Nota 2	5.683.560	9.009.116
Créditos por ventas - Nota 2	51.522.758	45.721.545
Créditos fiscales - Nota 2	813.528	393.374
Otros créditos - Nota 2	510.679	477.759
Bienes de cambio - Nota 2	96.388.803	74.440.593
TOTAL DEL ACTIVO CORRIENTE	154.919.328	130.042.387
ACTIVO NO CORRIENTE		
Participaciones permanentes en sociedades - Anexo C	38.030.448	39.476.191
Créditos fiscales - Nota 2	2.124.117	1.960.026
Otros créditos	677.228	8.233.902
Bienes de uso -	30.602.981	30.837.889
Activos intangibles -	-	24.177
SUBTOTAL DEL ACTIVO NO CORRIENTE	71.434.774	80.532.185
Llave de negocio	495.080	495.080
TOTAL DEL ACTIVO NO CORRIENTE	71.929.854	81.027.265
TOTAL DEL ACTIVO	226.849.182	211.069.652

Las notas 1 a 13 y anexo C integran los presentes estados contables.

ESTADO DE SITUACION PATRIMONIAL AL 31 DE MARZO DE 2007
COMPARATIVO CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2007	31/12/2006
PASIVO		
PASIVO CORRIENTE		
Deudas comerciales - Nota 2	57.467.756	51.525.136
Remuneraciones, cargas sociales y fiscales - Nota 2	4.080.102	4.936.660
Préstamos - Nota 2	16.512.275	22.265.485
Anticipo clientes - Nota 2	1.586.540	1.586.540
Otros pasivos - Nota 2	4.178.637	3.297.639
TOTAL DEL PASIVO CORRIENTE	83.825.310	83.611.460
PASIVO NO CORRIENTE		
Deudas fiscales - Nota 2	145.380	218.070
Préstamos - Nota 2	4.945.266	4.825.493
Otros pasivos - Nota 2	7.460.633	-
TOTAL DEL PASIVO NO CORRIENTE	12.551.279	5.043.563
TOTAL DEL PASIVO	96.376.589	88.655.023
PATRIMONIO NETO (Según estado respectivo)	130.472.593	122.414.629
TOTAL DEL PASIVO Y PATRIMONIO NETO	226.849.182	211.069.652

Las notas 1 a 13 y anexo C integran los presentes estados contables.

ESTADO DE RESULTADOS CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2007, COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2007	31/03/2006
Ventas netas de bienes (incluye beneficios fiscales de I.V.A. por 13.297.548 y de 8.867.442 respectivamente) - Nota 4.e)	85.646.213	58.085.503
Costo de los bienes vendidos	(70.279.218)	(47.692.996)
GANANCIA BRUTA	15.366.995	10.392.507
Gastos de administración -	(4.529.743)	(3.362.009)
Gastos de comercialización -	(2.093.521)	(2.593.297)
Resultado de inversiones permanentes - Nota 1	(1.445.744)	980.258
Resultados financieros y por tenencia generados por activos		
Intereses	214.740	114.272
Diferencia de cambio	8.561	115.069
Resultado por tenencia de bienes de cambio -	1.259.844	772.310
Previsión para desvalorización y obsolescencia de bienes de cambio	335.415	142.098
Resultados financieros y por tenencia generados por pasivos		
Intereses	(649.572)	(327.316)
Diferencia de cambio	(659.647)	(428.441)
Otros ingresos neto - Nota 2	250.636	334.032
GANANCIA NETA DEL PERIODO	8.057.964	6.139.483
RESULTADO POR ACCION - NOTA 12		
BASICO - ORDINARIO	0,4029	0,3070
DILUIDO - ORDINARIO	0,4029	0,3070

Las notas 1 a 13 y anexo C integran los presentes estados contables.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DEL 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

ESTADO DE FLUJO DE EFECTIVO (1) CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2007, COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2007	31/03/2006
VARIACIONES DEL EFECTIVO		
Efectivo al inicio del ejercicio	9.009.116	17.137.992
Efectivo al cierre del período	5.683.560	11.353.190
(Disminución) neta del efectivo	(3.325.556)	(5.784.802)
CAUSAS DE LAS VARIACIONES DEL EFECTIVO		
ACTIVIDADES OPERATIVAS		
Ganancia neta del período	8.057.964	6.139.483
Intereses y diferencia de cambio devengada sobre deuda	472.843	155.755
Ajustes para arribar al flujo neto de efectivo generado por (utilizado en) las actividades operativas		
Depreciación de bienes de uso y amortización de activos intangibles	622.218	572.253
Resultado (ganancia) por venta de bienes de uso	-	(29.424)
(Disminución) de previsión para desvalorización y obsolescencia de bienes de cambio	(335.415)	(142.098)
Resultado por participaciones permanentes en sociedades	1.445.744	(980.258)
Variación en activos y pasivos operativos		
(Aumento) de créditos por ventas	(5.801.213)	(9.227.081)
(Aumento) de bienes de cambio	(21.612.795)	(22.145.212)
Disminución de otros créditos	7.523.754	-
Aumento de deudas comerciales	5.942.620	15.145.653
(Disminución) Aumento de remuneraciones, cargas sociales y fiscales (neto de créditos fiscales)	(1.513.493)	486.903
Aumento de otros pasivos	8.341.631	2.517.151
Intereses pagados	(468.761)	(257.547)
FLUJO NETO DE EFECTIVO GENERADO POR (UTILIZADO EN) LAS ACTIVIDADES OPERATIVAS	2.675.097	(7.764.422)

(1) Considerando efectivo a caja y bancos.

Las notas 1 a 13 y anexo C integran los presentes estados contables.

ESTADO DE FLUJO DE EFECTIVO (1) CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2007, COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/03/2007	31/03/2006
ACTIVIDADES DE INVERSION		
Adquisiciones netas de bienes de uso	(363.133)	(421.804)
Venta de bienes de uso	-	29.424
FLUJO NETO DE EFECTIVO (UTILIZADO EN) LAS ACTIVIDADES DE INVERSION	(363.133)	(392.380)
ACTIVIDADES DE FINANCIACION		
Cancelación de préstamos	(14.637.520)	(3.628.000)
Ingreso por préstamos	9.000.000	6.000.000
FLUJO NETO DE EFECTIVO (UTILIZADO EN) GENERADO POR LAS ACTIVIDADES DE FINANCIACION	(5.637.520)	2.372.000
(DISMINUCION) NETA DEL EFECTIVO	(3.325.556)	(5.784.802)

(1) Considerando efectivo a caja y bancos.

Las notas 1 a 13 y anexo C integran los presentes estados contables.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DEL 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Normas contables aplicadas en la preparación y presentación de los estados contables

Los presentes estados contables fueron preparados de acuerdo con las normas contables vigentes establecidas por la Comisión Nacional de Valores (CVN).

Con motivo del convenio de acuerdo de voluntades firmado en julio de 2004, entre la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.) y el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (C.P.C.E.C.A.B.A.), a los efectos de unificar las normas contables profesionales, en abril de 2005, la F.A.C.P.C.E. aprobó una serie de cambios a sus Resoluciones Técnicas (RT) e interpretaciones a través de la Resolución N° 312/05. Posteriormente, en agosto de 2005 el C.P.C.E.C.A.B.A. mediante la Resolución C.D. N° 93/2005, aprobó las RT de la F.A.C.P.C.E. (con las modificaciones incorporadas hasta el 1° de abril de 2005), y estableció que dichas normas contables tendrán una vigencia general obligatoria para ejercicios completos o períodos intermedios correspondientes a los ejercicios que se inicien a partir del 1° de enero de 2006, admitiéndose su aplicación anticipada, y un período de transición para ciertos cambios relacionados con las comparaciones con valores recuperables y con la exposición de cierta información complementaria referida a la contabilización del impuesto a las ganancias, cuya aplicación obligatoria será para los ejercicios que se inicien a partir del 1° de enero de 2008.

Con fecha 29 de diciembre de 2005 y 26 de enero de 2006, la Comisión Nacional de Valores (C.N.V.) emitió sus Resoluciones Generales N° 485 y 487, respectivamente, por medio de las cuales dispuso la adopción (con algunas modificaciones) y aplicación para los ejercicios completos o períodos intermedios correspondientes a los ejercicios iniciados a partir del 1° de enero de 2006 de las RTs N° 6, 8, 9, 11, 14, 16, 17, 18, 21 y 22 y las interpretaciones 1, 2, 3 y 4 de la F.A.C.P.C.E. adoptadas por el C.P.C.E.C.A.B.A. mediante la Resolución C.D. N° 93/2005, mencionada en el párrafo anterior. Los cambios de mayor relevancia para la Sociedad derivados de lo dispuesto por la C.N.V. por medio de las Resoluciones Generales N° 485 y 487, son los siguientes:

a) Comparaciones con valores recuperables de bienes de uso y activos intangibles. Dicha comparación debe efectuarse en un solo paso y registrar una desvalorización cuando el valor actual esperado de los flujos netos de fondos (y el valor neto de realización) es menor que el valor contable. Asimismo, la comparación debe hacerse a nivel de cada bien o, en caso de imposibilidad basada en fundamentos objetivos, al nivel de cada unidad generadora de efectivo. En caso de presentarse información por segmento deberá utilizarse el mismo criterio de agrupación.

b) Se establece que la diferencia entre el valor contable ajustado por inflación de los bienes de uso (y otros activos no monetarios) y su base fiscal es una diferencia temporaria que da lugar al reconocimiento de un pasivo por impuesto a las

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DEL 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

ganancias diferido, pero se admite que siga considerándose como una diferencia permanente, requiriéndose en este caso la presentación de cierta información complementaria adicional relacionada con el valor del pasivo por impuesto a las ganancias diferido que se optó por no reconocer, así como su plazo de reversión.

c) Para las cuestiones no previstas en las normas contables generales o particulares y que no pueden resolverse mediante la utilización del Marco Conceptual de las normas contables, deberán aplicarse en forma supletoria las Normas Internacionales de Información Financiera e Interpretaciones aprobadas por el International Accounting Standard Board, que se encuentren vigentes en el ejercicio para el que aplique la supletoriedad.

Respecto del cambio mencionado en el inciso b), el efecto total (en términos de impuesto) de la diferencia por reexpresión de los bienes de uso e intangibles al cierre de los presentes estados contables asciende a 333.031. De haberse considerado la mencionada diferencia como temporaria, el patrimonio neto de la Sociedad al inicio del ejercicio hubiera disminuido en 344.729, y el efecto sobre los resultados del período de tres meses finalizado el 31 de marzo de 2007 hubiera implicado un menor cargo contable por impuesto a las ganancias de 11.698.

De haberse registrado la diferencia temporaria antes mencionada, el impacto en el cargo contable por impuesto a las ganancias diferido de los próximos ejercicios se vería reducido de la siguiente manera:

Plazos y valores	
Ejercicio	Monto
2007	35.094
2008	27.483
2009	20.671
2010	11.848
2011 en adelante	237.935
Total	333.031

La preparación de los estados contables, de acuerdo con normas contables profesionales vigentes, requiere la consideración por parte de la Dirección de la Sociedad de estimaciones y supuestos que impactan en los saldos informados de activos y pasivos, la exposición de activos y pasivos contingentes a la fecha de dichos estados contables, como así también los montos de ingresos y gastos de cada ejercicio. Los resultados finales pueden diferir de esas estimaciones.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DEL 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – **Continuación**

b) Reexpresión en moneda homogénea

Las normas contables profesionales establecen que los estados contables deben expresarse en moneda homogénea. En un contexto de estabilidad monetaria, la moneda nominal es utilizada como moneda homogénea y, en un contexto de inflación o deflación, los estados contables deben expresarse en moneda de poder adquisitivo de la fecha a la cuál corresponden dando reconocimiento contable a las variaciones en el índice de precios internos al por mayor (IPIM) publicado por el Instituto Nacional de Estadísticas y Censos, de acuerdo con el método de reexpresión establecido en la Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.).

Los estados contables de la Sociedad reconocen las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003 de acuerdo con lo requerido por el Decreto 664/2003 del Poder Ejecutivo Nacional y la Resolución General N° 441 de la Comisión Nacional de Valores. Las normas contables profesionales, establecen que la discontinuación en la aplicación del método de reexpresión establecido en la RT N° 6 debió efectuarse a partir del 1° de octubre de 2003. Los efectos de no haberse reconocido las variaciones del poder adquisitivo de la moneda hasta esta última fecha no han sido significativas en relación a los presentes estados contables.

c) Criterios de valuación

Los principales criterios de valuación utilizados en la preparación de los estados contables son los siguientes:

- Caja y bancos:
  - En moneda nacional: a su valor nominal.
  - En moneda extranjera: se convirtieron al tipo de cambio vigente al cierre de cada período o ejercicio para la liquidación de estas operaciones. Las diferencias de cambio fueron imputadas a los resultados de cada período o ejercicio.

- Créditos y pasivos:
  - En moneda local: se valuaron al valor actual de los flujos de fondos que originarán los mismos, descontados, en la medida que sus efectos fueran significativos, utilizando tasas implícitas, explícitas o de mercado, según corresponda, vigentes al momento de cada transacción.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DEL 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – **BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación**

- En moneda extranjera: se valuaron al valor actual de los flujos de fondos que originarán los mismos, descontados, en la medida que sus efectos fueran significativos, utilizando tasas implícitas, explícitas o de mercado, según corresponda, vigentes al momento de cada transacción. Estos saldos fueron convertidos a moneda local al tipo de cambio vigente a la fecha de cierre de cada cada período o ejercicio aplicable para la liquidación de las respectivas operaciones. Las diferencias de cambio fueron imputadas al resultado de cada período o ejercicio.

- Riesgo crediticio: la Sociedad en el curso habitual de sus negocios otorga crédito a clientes, entre los cuales se incluyen terminales automotrices, las cuales representan aproximadamente el 99% del total de los ingresos por ventas de la compañia. La Sociedad realiza permanentemente evaluaciones crediticias de la capacidad financiera de sus clientes, para reducir el riesgo potencial de pérdidas significativas por incobrabilidad.

- Pasivos por costos laborales: los pasivos por costos laborales se devengan en los períodos en los cuales los empleados hayan prestado el servicio que dio origen a tales contraprestaciones.

- Instrumentos financieros: la Sociedad no ha utilizado instrumentos financieros derivados en el período cerrado el 31 de marzo de 2007 ni por el ejercicio finalizado el 31 de diciembre de 2006. Los saldos a cobrar y a pagar derivados de sus habituales operaciones comerciales y financieras se encuentran valuados según lo indicado en los párrafos anteriores, los cuales, en opinión de la Dirección de la Sociedad, no difieren de su valor corriente.

- Bienes de cambio:
  - Las materias primas (incluyendo aquellas en tránsito) fueron valuadas a su costo de reposición al cierre de cada cada período o ejercicio considerando los precios de contado para los volúmenes habituales de compra. Asimismo, para los bienes importados se han considerado los costos de reposición en moneda extranjera siendo convertidos al tipo de cambio vigente al cierre de cada cada período o ejercicio.

  - Los productos elaborados fueron valuados a su costo de reproducción de contado al cierre de cada cada período o ejercicio con límite en su valor neto de realización.

  - Los anticipos a proveedores se valúan a su valor nominal, aquellos que corresponden a saldos en moneda extranjera fueron convertidos al tipo de cambio de cierre de cada período o ejercicio.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DEL 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

El valor de los bienes de cambio al cierre de cada período o ejercicio y luego de considerar la previsión para desvalorización y obsolescencia, no supera su valor recuperable.

- Participaciones Permanentes en Sociedades Controladas:

  Interclima S.A.: a su valor patrimonial proporcional de acuerdo con lo establecido por la Resolución Técnica Nro. 21 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, el que fue calculado en base a los estados contables al 31 de marzo de 2007, 31 de diciembre de 2006 y 31 de marzo de 2006 de Interclima S.A., los que incluyen un informe de revisión limitada de fecha 11 de mayo de 2007 y 2006 y con un informe de auditor de fecha 9 de marzo de 2007, con salvedades determinadas por discrepancia en la valuación del pasivo por el impuesto a las ganancias y con una salvedad indeterminada relacionada con la incertidumbre vinculada con la recuperabilidad de los créditos fiscales.

  Por otra parte, en la determinación del valor patrimonial proporcional fue considerado un ajuste al valor de libros de la sociedad controlada para reflejar los efectos de la omisión de la registración del pasivo por el impuesto a las ganancias (ver apartado Impuesto a las ganancias – situación en Interclima S.A.).

  El resultado por la participación en la sociedad controlada se expone bajo el rubro "Resultado por participaciones permanentes en sociedades" del estado de resultados.

  Capdo S.A.: Se ha determinado en base al valor patrimonial proporcional de acuerdo con lo establecido por la Resolución Técnica Nro.21 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, el que fue calculado en base a los estados contables de Capdo S.A. al 31 de marzo de 2007 y 31 de diciembre de 2006 los que incluyen un informe de revisión limitada de fecha 10 de mayo de 2007 y 26 de febrero de 2007 sin salvedades.

  El resultado por la participación en la sociedad controlada se expone bajo el rubro "Resultado por participaciones permanentes en sociedades" del estado de resultados.

- Bienes de Uso:

  - Los bienes de uso se valuaron a su costo original reexpresado de acuerdo con lo mencionado en la Nota 1.b, neto de las depreciaciones acumuladas hasta la finalización de cada período o ejercicio.
  - La depreciación es calculada por el método de la línea recta, aplicando tasas anuales suficientes para extinguir los bienes de uso al final de su vida útil estimada.
  - La valuación de los bienes de uso se revisa para verificar si sufrieron alguna desvalorización, cuando existe algún indicio que el valor de libros de los mismos podría exceder su valor recuperable. Las pérdidas y recuperos por desvalorización se reconocen en los resultados financieros y por tenencia del estado de resultados.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DEL 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

- El valor de los bienes de uso, a nivel de unidad generadora de efectivo, no supera su valor recuperable.

- Activos Intangibles:
  - Los activos intangibles se valuaron a su costo original reexpresado de acuerdo con lo mencionado en la Nota 1.b, neto de las amortizaciones acumuladas hasta la finalización de cada período o ejercicio.
  - Las amortizaciones se calculan siguiendo el método de la línea recta.
  - La valuación de los activos intangibles se revisa para verificar si sufrieron alguna desvalorización, cuando existe algún indicio que el valor de libros de los mismos podría exceder su valor recuperable. Las pérdidas y recuperos por desvalorización se reconocen en los resultados financieros y por tenencia del estado de resultados.
  - El valor de libros de los activos intangibles, considerados en su conjunto, no supera su valor recuperable.
  - En lo que respecta a las licencias para la comercialización de los productos adquiridos por la Sociedad, y considerando la evaluación de su capacidad para generar beneficios futuros, han sido amortizadas por el método lineal en tres años a partir de la utilización económica de las mismas.

- Llave de negocio:

  La llave de negocio ha sido generada por la adquisición de CAPDO S.A., la Sociedad ha considerado que este intangible tiene vida útil indefinida, dado que no se encuentra sujeta a un plazo de utilización contractual o legal y se estima que generará fondos en el futuro en un plazo indefinido.

  El valor de la llave de negocio se revisa para verificar si ha sufrido alguna desvalorización, cuando existe algun indicio que el valor de libros podría exceder su valor recuperable.

- Previsiones:

  Deducidas del activo:

  a) Para deudores incobrables: se han constituido para regularizar y adecuar la valuación de los créditos por ventas a su valor estimado de recupero, la misma se ha constituido sobre un análisis individual de los mismos.
  b) Para desvalorización y obsolescencia de bienes de cambio: se ha constituído para adecuar el valor de ciertas existencias de productos terminados y otros bienes de cambio obsoletos o de lenta rotación a su valor probable de recupero.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DEL 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – **BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación**

c) Para desvalorización de créditos fiscales: se ha constituido para reducir el valor de libros de dichos créditos a su valor estimado de recupero, en su determinación se han considerado las estimaciones de la Dirección de la Sociedad y la opinión de sus asesores legales.

d) Para desvalorización del activo por impuesto a las ganancias diferido: ha sido constituído para reducir el valor de dichos activos a su valor estimado de recupero, para ello se ha considerado tanto la situación fiscal de la Sociedad como así también las proyecciones futuras.

- Cuentas de patrimonio neto:

  Se encuentran reexpresadas de acuerdo con lo indicado en la Nota 1.b, excepto la cuenta "Capital social", la cual se ha mantenido por su valor de origen. El ajuste derivado de su reexpresión se expone en la cuenta "Ajuste de capital social".

- Cuentas del estado de resultados:
  - Se computaron a su valor nominal con las siguientes excepciones:

    a) Los resultados de inversiones permanentes fueron calculados de acuerdo con el método del valor patrimonial proporcional, aplicando el porcentaje de participación de la Sociedad sobre los resultados de las sociedades controladas, correspondientes al mismo período de tiempo que el de la Sociedad y deduciendo los resultados no transcendidos a terceros. Asimismo se incluyen en este concepto los ajustes necesarios para adaptar los criterios de valuación de la Sociedad, y el ajuste para reflejar los efectos de la omisión de la registración del pasivo por el impuesto a las ganancias (ver apartado Impuesto a las ganancias – situación en Interclima S.A.)

    b) Las depreciaciones de los bienes de uso y la amortización de los activos intangibles fueron calculadas sobre el valor de los activos respectivos, reexpresados de acuerdo con lo mencionado en la Nota 1.b.

    c) El costo de los bienes vendidos se determinó sobre la base de los costos de reposición de cada mes. El resultado por tenencia se expone en el rubro "Resultados financieros y por tenencia".

    d) Bajo la denominación de "Resultados financieros y por tenencia" se exponen en forma conjunta: a) las ganancias y costos financieros, b) los resultados por tenencia de bienes de cambio, c) las diferencias de cambio y d) los cargos y reversiones por créditos incobrables, desvalorizaciones y obsolescencia de bienes de cambio, desvalorizaciones de bienes de uso y otros activos en general.

    e) La Sociedad ha segregado los componentes financieros implícitos devengados durante cada periodo o ejercicio en la medida en que fueran significativos.

- Impuesto a las ganancias e impuesto a la ganancia mínima presunta
  - Situación de MIRGOR S.A.C.I.F.I.A.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DEL 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

La Sociedad determina el cargo por impuesto a las ganancias de acuerdo con el método del impuesto a las ganancias diferido, el cual consiste en el reconocimiento, como crédito o deuda del efecto impositivo de las diferencias temporarias entre la valuación contable e impositiva de los activos y pasivos, y su posterior imputación a los resultados de los períodos en los cuales se produce la reversión de las mismas, considerando asimismo la posibilidad de aprovechamiento de los quebrantos impositivos en el futuro. Las diferencias temporarias determinan saldos activos o pasivos de impuesto a las ganancias diferido cuando su reversión futura disminuya o aumente los impuestos determinados.

El impuesto a la ganancia mínima presunta es complementario del impuesto a las ganancias, dado que mientras este último grava la utilidad impositiva del ejercicio, el impuesto a la ganancia mínima presunta constituye una imposición mínima que grava la renta potencial de ciertos activos a la tasa del 1%, de modo que la obligación fiscal de la Sociedad coincidirá con el mayor de ambos impuestos. Sin embargo, si el impuesto a la ganancia mínima presunta excede en un ejercicio fiscal al impuesto a las ganancias, dicho exceso podrá computarse como pago a cuenta de cualquier excedente del impuesto a las ganancias sobre el impuesto a la ganancia mínima presunta durante los siguientes diez ejercicios.

La Sociedad cuenta con quebrantos impositivos por la suma de 5.335.444 (de los cuales 5.106.878 son utilizables hasta el 31 de diciembre de 2007 y el resto, hasta el 31 de diciembre de 2009). Al 31 de marzo de 2007 existe un activo por impuesto a las ganancias diferido de 2.574.459, el que ha sido desvalorizado en su totalidad en base a las expectativas actuales sobre la probabilidad de su utilización con ganancias sujetas al impuesto, y la situación fiscal de la compañía referida en la Nota 4.

La evolución del crédito por impuesto a las ganancias diferido y el cargo a resultados en el período de tres meses finalizado el 31 de marzo de 2007 y el ejercicio finalizado el 31 de diciembre de 2006 es la siguiente:

	31/03/2007		31/12/2006	
	Crédito por impuesto diferido	Impuesto a las ganancias - Ganancia/(pérdida)	Crédito por impuesto diferido	Impuesto a las ganancias - Ganancia/(pérdida)
Saldo al inicio del ejercicio - neto de previsión	-	-	-	-
Consumo de quebrantos impositivos	(79.682)	(79.682)	(438.579)	(438.579)
(Disminución) de las diferencias temporarias activas	(5.812)	(5.812)	(96.062)	(96.062)
Variación de la previsión para la desvalorización de los activos diferidos	85.494	85.494	534.641	534.641
Saldo al cierre del período - neto de previsión	-	-	-	-

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DEL 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

La conciliación entre el cargo a resultados registrado por el impuesto a las ganancias y el resultante de aplicar la tasa del 35% establecida por las normas impositivas vigentes al resultado contable del período es la siguiente:

	31/03/2007	31/03/2006
Ganancia neta del período antes del impuesto a la ganancia	8.057.964	6.139.483
Diferencias permanentes (*)	(7.813.695)	(5.395.823)
Ganancia del período neta de diferencias permanentes	244.269	743.660
Tasa del impuesto	35%	35%
Impuesto determinado	(85.494)	260.281
Variación de la previsión para desvalorización de los activos diferidos	85.494	(260.281)
Cargo contable por impuesto a las ganancias	-	-

(*) Incluye resultado exento por promoción por actividad industrial de Tierra del Fuego.

El detalle de las partidas incluidas en el crédito por impuesto a las ganancias diferido al 31 de marzo de 2007 y 31 de diciembre de 2006 es el siguiente:

Diferencias temporarias activas	**31/03/2007**	**31/12/2006**
Previsiones no deducibles	510.791	559.127
Diversos	196.262	153.738
Quebrantos impositivos	1.867.406	1.947.088
Crédito por impuesto a las ganancias diferido al cierre antes de previsión	2.574.459	2.659.953
Previsión para desvalorización del crédito por impuesto a las ganancias diferido	(2.574.459)	(2.659.953)
Crédito por impuesto a las ganancias diferido al cierre neto de previsión	-	-

En el período de tres meses finalizado al 31 de marzo de 2007, el importe determinado en concepto de impuesto a la ganancia mínima presunta fue superior al impuesto a las ganancias y ascendió a 116.578. Dicho monto fue registrado en los créditos fiscales no corrientes, cuyo saldo acumulado a la fecha asciende a 1.969.852. La Dirección de la Sociedad entiende que en función del plan de negocios futuros dichos saldos serán recuperables.

- Situación en la sociedad controlada Interclima S.A.

La Dirección de la sociedad controlada, a partir de la crisis económica dada por la salida del Régimen de Convertibilidad,

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DEL 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

consideró que estaban dadas las condiciones para la aplicación del ajuste por inflación impositivo, en función a ello confeccionó y presentó la declaración jurada del impuesto a las ganancias por el ejercicio finalizado el 31 de diciembre de 2002 en base a saldos ajustados utilizando para el cálculo los coeficientes determinados según la variación del Indice de Precios Internos Mayoristas (IPIM), lo que llevó a determinar un quebranto impositivo de aproximadamente 5.200.000.

A los efectos de contar con la protección jurisdiccional correspondiente, la Dirección de la Interclima S.A. interpuso ante el Poder Judicial una medida cautelar por entender que debido a la alta inflación que había afectado al ejercicio 2002, debía dejarse sin efecto el artículo 39 de la Ley N° 24.073 del año 1992, que establece en uno el índice aplicable para el ajuste por inflación impositivo, dado que el mismo había sido incorporado a la legislación en un contexto económico totalmente distinto al que se presentaba en el ejercicio 2002.

Con fecha 17 de Julio de 2003, el juez que entiende en la causa hizo lugar a la medida cautelar solicitada por la Sociedad controlada ordenando al Estado Nacional que se abstenga de iniciar cualquier procedimiento administrativo o judicial, de efectuar cualquier clase de reclamo, intimación o denuncia así como de aplicar cualquier sanción fundado en la supuesta prohibición del ajuste por inflación.

El 15 de octubre de 2004 el juez de primera instancia que entiende en el amparo interpuesto por la Sociedad controlada emitió un pronunciamiento para que la AFIP acepte la legitimidad del ajuste por inflación previsto en el Titulo VI de la Ley 20.628 de impuesto a las ganancias y resolvió declarar la inconstitucionalidad de los artículos 4° de la Ley 25.561 en cuanto modifica los artículos 7° y 10° de la Ley 23.928 y el artículo 5° del Decreto 214/02, y el articulo 39° de la ley 24.073, por avasallar los artículos 14° y 17° de la Constitución Nacional y ordenó a la AFIP a computar el ajuste por inflación en el ejercicio social cerrado el 31 de diciembre de 2002 y presentada el 8 de mayo de 2003, la cual fue apelada por el Fisco Nacional. La Camara de apelaciones declaró desierto el recurso de apelación deducido, como consecuencia de ello, la AFIP introdujo un recurso extraordinario el cual fue denegado por la Cámara. El Procurador General de la Nación sostuvo en un dictamen reciente que debe habilitarse la revisión de la sentencia de la Cámara de Comodoro Rivadavia que hábia declarado desierto el recurso ante la Corte Suprema de Justicia interpuesto por la AFIP, ante la sentencia favorable para Interclima de primera y segunda instancia.

Considerando la denegatoria, mencionada en el párrafo anterior, la AFIP interpuso un recurso de queja ante la Corte Superma de la Nación, no habiendose resuelto, hasta la fecha, la admisión o no del mismo.

De no practicarse el ajuste por inflación impositivo, Interclima S.A. hubiera determinado por el ejercicio 2002 un impuesto a las ganancias, de aproximadamente 384.342, (luego del cómputo de quebrantos de períodos anteriores), de 854.892 por el ejercicio finalizado el 31 de diciembre de 2003, de 1.279.585 por el ejercicio finalizado el 31 de diciembre de 2004 y de 39.793 por el ejercicio finalizado el 31 de diciembre de 2005, más los intereses devengados de aproximadamente por 1.809.100 calculados al 31 de marzo de 2007. Los montos mencionados totalizan 4.367.712 al 31 de marzo de 2007.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DEL 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 - COMPOSICION DE LOS PRINCIPALES RUBROS

	31/03/2007	31/12/2006
ACTIVO CORRIENTE		
Caja y bancos		
Caja moneda nacional	29.625	12.472
Caja moneda extranjera	68.082	12.263
Bancos moneda nacional	3.627.795	7.128.741
Bancos moneda extranjera	1.958.058	1.855.640
	5.683.560	9.009.116
Créditos por ventas		
Deudores por ventas en moneda nacional	51.961.420	46.221.906
Deudores por ventas en moneda extranjera	410.193	348.494
Previsión para deudores incobrables	(848.855)	(848.855)
	51.522.758	45.721.545
Créditos fiscales		
IVA saldo a favor	171.932	-
Retenciones y percepciones	641.596	393.374
	813.528	393.374
Otros créditos		
Seguros a devengar	26.275	104.439
Préstamos y adelantos al personal	159.838	150.063
Otros	324.566	223.257
	510.679	477.759
Bienes de cambio		
Productos elaborados	27.528.761	22.467.694
Materia prima	64.712.014	45.037.886
Subtotal	92.240.775	67.505.580
Materia prima en tránsito	10.578.196	14.611.092
Anticipos a proveedores en moneda nacional	2.696.595	850.319
Anticipos a proveedores del exterior	1.343.180	2.278.960
Previsión para desvalorización y obsolescencia de bienes de cambio	(10.469.943)	(10.805.358)
	96.388.803	74.440.593

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DEL 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 - **COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación**

	31/03/2007	31/12/2006
ACTIVO NO CORRIENTE		
Créditos fiscales		
I.V.A. saldo a favor - Nota 4	93.481	93.481
Impuesto a la ganancia mínima presunta - Nota 4	1.969.852	1.853.274
Beneficios promocionales a cobrar - Nota 4	1.229.537	1.229.537
Reintegros a cobrar en moneda nacional - Nota 4	1.016.393	1.016.393
Activo por impuesto a las ganancias diferido	2.574.459	2.659.953
Previsión para desvalorización del activo por impuesto a las ganancias diferido -	(2.574.459)	(2.659.953)
Otros	80.436	32.923
Previsión para desvalorización de créditos fiscales	(2.265.582)	(2.265.582)
	2.124.117	1.960.026
Otros créditos		
Sociedad Art. 33 - Ley 19.550 y otras sociedades relacionadas - Nota 7	677.228	8.233.902
	677.228	8.233.902
PASIVO CORRIENTE		
Comerciales		
Proveedores	18.458.004	16.532.834
Proveedores en moneda extranjera -	39.009.752	34.992.302
	57.467.756	51.525.136
Remuneraciones, cargas sociales y fiscales		
Sueldos y cargas sociales	2.022.999	2.808.365
Provisión para S.A.C. y vacaciones	733.225	552.266
Tasa seguridad e higiene	481.113	604.780
Ingresos brutos a pagar	351.178	383.350
Retenciones y percepciones	350.787	462.282
Otras deudas fiscales	140.800	125.617
	4.080.102	4.936.660

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DEL 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 - COMPOSICIÓN DE LOS PRINCIPALES RUBROS - Continuación

	31/03/2007	31/12/2006
Préstamos		
Financieros en moneda local	15.065.728	17.598.806
Financieros en moneda extranjera	1.446.547	4.666.679
	16.512.275	22.265.485
Anticipo de clientes		
En moneda nacional	1.586.540	1.586.540
	1.586.540	1.586.540
Otros pasivos		
Regalias a pagar	807.422	786.424
Provisión para honorarios directores	3.370.000	2.510.000
Otros	1.215	1.215
	4.178.637	3.297.639
PASIVO NO CORRIENTE		
Deudas fiscales		
Ingresos brutos a pagar	145.380	218.070
	145.380	218.070
Préstamos		
Financieros en moneda extranjera	4.945.266	4.825.493
	4.945.266	4.825.493
Otros pasivos		
Sociedad Art. 33 - Ley 19.550 y otras sociedades relacionadas - Nota 7	7.460.633	-
	7.460.633	-

	Ganancia/ (Pérdida)	
Otros ingresos - Neto	**31/03/2007**	**31/03/2006**
Alquileres	300.000	300.000
Otros	(49.364)	34.032
	250.636	334.032

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DEL 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO

a) Estado de Capitales

El capital social de la Sociedad está representado por 20.000.000 de acciones ordinarias escriturales, de valor nominal 0,10 y se encuentra totalmente inscripto, suscripto, emitido e integrado, según el siguiente detalle:

Clase de acciones	Votos	Cantidad
Clase "A"	Con derecho a tres (3) votos c/u.	5.200.000
Clase "B"	Con derecho a tres (3) votos c/u.	5.200.000
Clase "C"	Con derecho a un (1) voto c/u.	9.600.000
Total		20.000.000

Cada una de las acciones Clases A, B y C tienen los mismos derechos para el cobro de dividendos.

b) Otras reservas – para futuros dividendos

Se incluye en este rubro las decisiones de las Asambleas de Accionistas del 24 de mayo de 1995, del 22 de mayo de 1998 y 29 de abril de 1999, las que aprobaron la constitución de una reserva para futuros dividendos de 18.784.406, 7.693.924 y 8.353.403, respectivamente; quedando a disposición del Directorio para que éste, de considerarlo oportuno, la afectara al pago de Dividendos en efectivo. Con fecha 14 de julio de 1995, 12 de mayo de 1998, 12 de julio de 1999, 13 de diciembre de 1999, el 18 de julio de 2000 y el 15 de diciembre de 2000, el Directorio aprobó los pagos de 9.368.077, de 9.342.622, de 3.846.962, de 3.846.962, de 4.176.701 y de 4.176.701, respectivamente.

NOTA 4 – SITUACION FISCAL DE LA SOCIEDAD: REGIMEN IMPOSITIVO – CRÉDITOS FISCALES

La Sociedad se encuentra alcanzada por los beneficios del Régimen de Promoción Industrial establecido por la Ley N° 19.640 por los bienes y para las actividades desarrolladas en la Provincia de Tierra del Fuego, en este sentido la Sociedad goza de ciertos beneficios impositivos y aduaneros hasta el año 2013, que incluyen:

a) Impuesto a las ganancias: Mediante el Decreto 1395/94 el Poder Ejecutivo Nacional estableció que a partir del 1° de septiembre de 1994 debía atribuirse como renta exenta del impuesto a las ganancias por las utilidades imputables a la Provincia de Tierra del Fuego, el 85% del precio de venta al cliente. Con posterioridad por aplicación del Decreto 615/97 el Estado Nacional restituyó determinados beneficios impositivos otorgados por la Ley de Promoción Industrial introduciendo, a partir del 1° de agosto de 1997, modificaciones que establecieron que la exención de la que gozarían las mencionadas actividades serían del 100% de acuerdo al Art. 4 inc a) de la Ley 19.640.

b) Impuesto al Valor Agregado: Las ventas de la Sociedad están gravadas por el impuesto al valor agregado a la tasa del 21%, dicho impuesto es cobrado a los clientes. El Decreto 1395/94 dispuso que el crédito fiscal presunto computable a partir del 1° de

NOTA 4 – SITUACION FISCAL DE LA SOCIEDAD: REGIMEN IMPOSITIVO – CRÉDITOS FISCALES – Continuación

septiembre de 1994, equivale al que resulte de aplicar la tasa del gravamen sobre el 61,11% del precio neto de venta al cliente, por lo que la obligación tributaria se redujo al 8% del mismo a partir de abril de 1995. Con la emisión del Decreto N° 615/97 se estableció que el crédito fiscal presunto computable a partir del 1° de agosto de 1997 es equivalente al que resulta de aplicar el 100% sobre la tasa del gravamen al precio neto de venta al cliente.

c) Certificados de crédito fiscal: Por medio de la Ley N° 23.697 el Gobierno Nacional suspendió los beneficios tributarios durante los años 1989 y 1990, como consecuencia de esto la Sociedad efectuó los pagos correspondientes al Impuesto a los Capitales e Impuesto al Valor Agregado que, según lo establecía la Ley, serían reembolsados a través de Bonos de Consolidación de Deudas.

La Resolución General N° 3838/94 de la Dirección General Impositiva reglamentó la forma en que los mencionados bonos serían obtenidos, en función a ello al Sociedad contabilizó los créditos por 1.511.788 (valor histórico).

Con fecha 17 de septiembre de 1996 la Dirección General Impositiva notificó a la Sociedad del reconocimiento de un monto superior a favor de la Sociedad de (2.194.142) (valor historico sin reexpresar) como consecuencia de la aplicación de un índice del mes anterior al utilizado por la Sociedad en la presentación original. Así mismo con respecto a la devolución de IVA – Proveedores queda registrado un crédito por 148.853 (valor histórico sin reexpresar) a ser tramitado por otros procedimientos.

El Ministerio de Economía y de Obras y Servicios Públicos estableció a través de la Resolución N° 580/96 que los créditos contra el Estado Nacional emergentes de la suspensión de la Promoción Industrial establecida en la Ley N° 23.697 y que sean anteriores al 1° de abril de 1991 serán cancelados a través de la entrega de Bonos de Consolidación de Deuda.

Con fecha 19 de mayo de 1997, la Sociedad fue notificada por parte de la DGI de la conformidad provisoria del monto indicado en los apartados anteriores.

Como consecuencia de ello la Sociedad ha contabilizado el crédito reconocido, al valor de cotización vigente al cierre de cada período o ejercicio que al 31 de marzo de 2007 y 31 de diciembre de 2006 ascienden a 1.229.537, los que se encuentran totalmente previsionados.

d) Derechos aduaneros y tasa de estadística: Para todos los insumos importados y que sean empleados para sus operaciones en Tierra del Fuego no son abonados por la Sociedad en virtud de la Ley 19.640.

NOTA 4 – SITUACION FISCAL DE LA SOCIEDAD: REGIMEN IMPOSITIVO – CRÉDITOS FISCALES - Continuación

e) Reintegros en moneda nacional: En función a lo establecido por la Ley N° 19.640 las exportaciones realizadas desde el continente a Tierra del Fuego son beneficiadas por estos reintegros.
Debido a la demora en el pago por parte del Estado Nacional, la Sociedad ha presentado solicitudes de cobro ante la Dirección General de Aduanas, si bien estas solicitudes han tenido resoluciones denegatorias en etapas administrativas (actualmente se encuentran dentro de la Dirección Legal y Técnica Aduanera a la espera de producir los dictámenes respectivos), los asesores legales y la Dirección de la Sociedad entienden que las operaciones se realizaron de acuerdo al marco normativo de la Ley N° 19.640 y por ende les corresponde la percepción de los reintegros que la normativa oportunamente vigente prescribia.

Los beneficios correspondientes al período de tres meses finalizado el 31 de marzo de 2007 y 2006, respecto a lo mencionado en los incisos anteriores asciende a:

	Períodos finalizados el 31 de marzo de	
	2007	2006
Impuesto al Valor Agregado (Inc. b)	13.297.548	8.867.442
Derechos aduaneros y tasa de estadística (montos aproximados) (Inc. d)	13.423.172	7.476.126

Asimismo y considerando el Régimen Impositivo al cual se encuentra sujeto la Sociedad, según lo indicado en los párrafos anteriores, al 31 de marzo de 2007 la Sociedad mantenía créditos fiscales por impuesto a la ganancia mínima presunta por 1.9 millones y la Sociedad y su Sociedad controlada (Interclima S.A.) mantenían créditos fiscales por Impuesto al Valor Agregado por 4.4 millones, expuestos en el activo no corriente. La recuperabilidad de estos créditos por 6.4 millones en los estados contables consolidados y de 1.9 millones en los estados contables individuales depende, entre otros factores, de la posibilidad de que las Sociedades generen ingresos sujetos a impuestos durante los próximos ejercicios. En este sentido la Dirección de la Sociedad entiende que en función al plan de negocios futuro, dichos créditos serán recuperables.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DEL 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 5 – CLIENTES SIGNIFICATIVOS

Por los períodos de tres meses finalizados al 31 de marzo de 2007 y 2006, las ventas a sus clientes más significativos fueron:

	31/03/2007	31/03/2006
Volkswagen Argentina S.A.	30%	34%
Peugeot Citröen Argentina S.A	23%	14%
Renault Argentina S.A.	21%	23%
General Motors Argentina	20%	19%
Mercedes Benz	5%	8%
Otros	1%	2%

NOTA 6 – SOCIEDAD CONTROLANTE

Sociedad Controlante: Il Tevere S.A.

Domicilio legal: Paseo Colon 221, Piso 2 – Ciudad Autónoma de Buenos Aires

Actividad principal: Inversora en acciones de otras sociedades.

Porcentaje de votos: 76,47%

Porcentaje de acciones: 52%

NOTA 7 – INFORMACION SOBRE PARTES RELACIONADAS

Por el período de tres meses finalizado el 31 de marzo de 2007 y por el ejercicio finalizado el 31 de diciembre de 2006 la Sociedad realizó operaciones con la sociedad controlada, controlante y otras sociedades relacionadas, siendo los saldos de créditos y deudas los siguientes:

	31/03/2007	31/12/2006
Otros créditos		
IL TEVERE S.A. (2)	677.228	677.228
INTERCLIMA S.A. (1)	-	7.556.674
Total	677.228	8.233.902
Otras pasivos (No corrientes)		
INTERCLIMA S.A. (1)	7.460.633	-
Total	7.460.633	-

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DEL 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 7 – INFORMACION SOBRE PARTES RELACIONADAS – Continuación

Las transacciones realizadas con la sociedad controlada, controlante y otras relacionadas por los períodos finalizados el 31 de marzo de 2007 y 2006 son los siguientes:

	31/03/2007		
	Compra de mercaderías	Préstamos	Otros Servicios
INTERCLIMA S.A. (1)	1.728.234	15.017.307	300.000
IL TEVERE S.A. (2)	-	-	-
	1.728.234	15.017.307	300.000

	31/03/2006		
	Compra de mercaderías	Préstamos	Otros Servicios
INTERCLIMA S.A. (1)	934.738	2.629.152	300.000
IL TEVERE S.A. (2)	-	990	-
	934.738	2.630.142	300.000

(1) Sociedad controlada.

(2) Sociedad controlante.

NOTA 8 – RETENCION DE IMPUESTO A LAS GANANCIAS SOBRE DIVIDENDOS EN EFECTIVO

Cuando se configure el pago de dividendos en efecctivo en exceso de la ganancia gravada conforme a las disposiciones de la ley de Impuesto a las Ganancias, se deberá retener con carácter de pago único y definitivo, el 35% sobre el referido excedente. Las utilidades que no tributan impuesto a las ganancias por contar con los beneficios de la ley N° 19.640 no se hallan sujetas al impuesto de igualación.

NOTA 9 – LIBROS RUBRICADOS

Se detallan a continuación los libros de rúbrica con fecha posterior al de las operaciones respectivas:

Diario N°	Fecha de rúbrica	Operaciones del periodo
69	29 de agosto de 2006	19/04/06 al 23/05/06
70	29 de agosto de 2006	23/05/06 al 23/06/06
71	25 de septiembre de 2006	23/06/06 al 24/07/06
72	25 de septiembre de 2006	24/07/06 al 29/08/06
73	24 de noviembre de 2006	29/08/06 al 28/09/06
74	24 de noviembre de 2006	28/09/06 al 16/10/06
75	21 de diciembre de 2006	16/10/06 al 23/11/06
76	21 de diciembre de 2006	23/11/06 al 21/12/06

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DEL 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 10 – HECHOS POSTERIORES

El 30 de abril de 2007 la Asamblea de accionistas aprobó por mayoria de votos la distribución de dividendos en efectivo por un monto de 4.000.000.

NOTA 11 – ADQUISICION DE PARTICIPACION ACCIONARIA

El 21 de diciembre de 2006, la Sociedad adquirió una participación equivalente al 95% de Capdo S.A., una sociedad vinculada al grupo económico al que pertenece la sociedad controlante por un monto de 7.792.470, el que ha sido totalmente pagado al 31 de diciembre de 2006. Dicha sociedad es propietaria de un inmueble en la provincia de Buenos Aires, que permitirá entre otras cosas, ampliar y mejorar la provisión de bienes producidos a una de las terminales con la que la Sociedad opera.

NOTA 12 - UTILIDAD POR ACCION

Las utilidades por acción (básica y diluida) se calculan dividiendo el resultado neto de cada periodo asignable a las acciones ordinarias por el promedio ponderado de acciones ordinarias en circulación durante los mismos períodos. No se han producido operaciones que involucren acciones ordinarias o posibles acciones ordinarias desde la finalización del ejercicio correspondiente hasta la fecha de la emisión de los estados contables.

NOTA 13 -REGIMEN INFORMATIVO PARA INVERSORES DEL EXTERIOR

Los presentes estados contables fueron preparados dando cumplimiento a las normas sobre régimen informativo para inversores del exterior establecidas por la Comisión Nacional de Valores (CNV) en la Resolución Nro. 368 y sus modificaciones Capítulo XXIII Anexo III, en función a lo mencionado, los mismos fueron preparados de acuerdo con normas contables vigentes en la Argentina. Los efectos de las diferencias entre las normas contables vigentes en Argentina y las normas contables vigentes en países donde los presentes estados contables pueden ser utilizados, distintos de Argentina, no han sido cuantificados.

NOTAS A LOS ESTADOS CONTABLES POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

ANEXO "C"

ACCIONES, DEBENTURES, OTROS TITULOS EMITIDOS EN SERIE Y PARTICIPACION EN SOCIEDAD POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO 2007 COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

2007												2006
						Información sobre el emisor						
							Últimos estados contables emitidos					
Denominación y característica de los valores	Valores nominales	Cantidades	Valores de costo	Valor patrimonial proporcional	Valores de libros	Actividad principal	Fecha	Capital	Rdo del período	P. Neto	% de partipac. s/ capital social	Valor de libros
Inversiones no corrientes: Soc.Art. 33 Ley 19.550												
INTERCLIMA S.A.	1	11.996	8.815.917	30.644.700	30.644.700	Fabricación de autopartes e intercambiadores p/equipos de aire acondicionado y calefacción	31/03/07	12.000	(1.297.473)	35.195.874	99.97%	32.178.801
CAPDO S.A.	1	6.650.000	7.792.470	7.385.748	7.385.748	Inmobiliaria	31/03/07	7.000.000	93.009	6.482.945	95.00%	7.297.390
Total inversiones no corrientes					38.030.448							39.476.191

END